
082-34843


10016430

EINSCHREIBEN

U.S. Securities and Exchange Comission
Office of Filings and Information Services

100 F Street, NE
USA – Washington, DC 20549


SEC MAIL PROCESSING
RECEIVED
OCT 06 2010
WASH, D.C.
200
SECTION

SUPPL

September 2010-09-27

Re: Rule 12g3-2(b) Exemption
PALFINGER AG; Fran-Wolfram-Scherer-Straße 24, A-5101 Bergheim, Austria

Dear Sir or Madam,

please find attached our Q1 and Q2 company reports 2010 as well as the respective adhoc information.

The exact information of registration can be taken from the attached copy print.

If any further information is requested please feel free to contact me.

Kind Regards

Claudia Rendl
Assistant Corporate Communications

PALFINGER AG
F.-W.-Scherer-Str. 24
A-5101 Bergheim-Salzburg/ Austria

tel.: +43 (0) 662 4684-2261
fax: +43 (0) 662 4684-2280
mailto: c.rendl@palfinger.com
http://www.palfinger.com

Firmensitz Salzburg – Landes- als Handelsgericht Salzburg
FN 33393 h · UID ATU 36827902 · DVR 0035548

-----BEGIN PRIVACY-ENHANCED MESSAGE-----
Proc-Type: 2001,MIC-CLEAR
Originator-Name: webmaster@www.sec.gov
Originator-Key-Asymmetric:
MFgwCgYEVQgBAQICAf8DSgAwRwJAW2sNKK9AVtBzYZmr6aGjlWyK3XmZv3dTINen
TWSM7vrzLADbmYQaionwg5sDW3P6oaM5D3tdezXMm7z1T+B+twIDAQAB
MIC-Info: RSA-MD5,RSA,
KskPua8vGVy+Qf7DeW9aHeIgBKzYyw2T/37xk7z3BeU2420/udo9hDeJkFKyGWve
1ucONb3jh7bqufmlNKuAhA==

<SEC-DOCUMENT>9999999997-06-017860.txt : 20060503
<SEC-HEADER>9999999997-06-017860.hdr.sgml : 20060503
<ACCEPTANCE-DATETIME>20060503101123
<PAPER>

ACCESSION NUMBER:	9999999997-06-017860
CONFORMED SUBMISSION TYPE:	ARS
PUBLIC DOCUMENT COUNT:	1
CONFORMED PERIOD OF REPORT:	20051231
FILED AS OF DATE:	20060502
DATE AS OF CHANGE:	20060503
EFFECTIVENESS DATE:	20060502

FILER:

COMPANY DATA:

COMPANY CONFORMED NAME:	PALFINGER AG
CENTRAL INDEX KEY:	0001310883
STANDARD INDUSTRIAL CLASSIFICATION:	UNKNOWN SIC - 8880 [8880]

FILING VALUES:

FORM TYPE:	ARS
SEC ACT:	1934 Act
SEC FILE NUMBER:	082-34843
FILM NUMBER:	06013025

BUSINESS ADDRESS:

STREET 1:	FRANZ-WOLFRAM-SCHERER-STRABE24-28
CITY:	A-5101 BERGHEIM/SALZBURG
STATE:	C4
ZIP:	00000

MAIL ADDRESS:

STREET 1:	FRANZ-WOLFRAM-SCHERER-STRABE24-28
CITY:	A-5101 BERGHEIM/SALZBURG
STATE:	C4
ZIP:	00000

</SEC-HEADER>
<DOCUMENT>
<TYPE>ARS
<SEQUENCE>1
<FILENAME>9999999997-06-017860.paper
<DESCRIPTION>AUTO-GENERATED PAPER DOCUMENT
<TEXT>
This document was generated as part of a paper submission.
Please reference the Document Control Number 06013025 for access to the original
</TEXT>
</DOCUMENT>
</SEC-DOCUMENT>
-----END PRIVACY-ENHANCED MESSAGE-----



Adhoc - R E L E A S E

PALFINGER back to recording growth in first half 2010

- Thanks to strong second quarter revenue 10.5 percent higher than in first half 2009
- Significant plus in earnings reflects success of measures taken
- Further organic and inorganic growth expected

million EUR	HY1 2010	%	HY1 2009	HY1 2008
Revenue	297.4	10.5%	269.2	423.5
EBITDA	23.9	–	5.1	69.2
EBIT	13.5	–	(5.9)	59.3
EBIT margin	4.5%	–	(2.2%)	14.0%

Bergheim, Salzburg, 11 August 2010

The PALFINGER Group took advantage of the slight recovery of the economy in the first half 2010. The positive market development was first reflected in an increase in order intake and, in particular in the second quarter, in a clear increase in revenues and earnings as compared to the same period of the previous year and the previous quarters. In comparison with the falling sales figures recorded in 2009, the Company thus experienced a clear trend reversal. The measures that were implemented in 2009 in order to cut costs and make the value-creation process even more flexible were another factor contributing to the increase in EBIT margin.

At EUR 297.4 million, revenue in the first half 2010 is 10.5 percent higher than in the first half 2009, when revenue was EUR 269.2 million. EBIT turned clearly positive again and came to EUR 13.5 million as compared to EUR – 5.9 million in the first half of the previous year. This primarily reflects the success of the cost cuts made while revenues were on the rise. On this basis, PALFINGER posted a consolidated net result of EUR 7.3 million in the first half 2010.

A comparison of the second quarter with the first quarter 2010 shows a marked increase in revenues of 29.8 percent (Q1: EUR 129.4 million; Q2: EUR 168.0 million). EBIT was nearly tripled (Q1: EUR 3.4 million; Q2: EUR 10.1 million) – a pleasing development that resulted in a further improvement of the EBIT margin from 2.7 percent in the first quarter 2010 to 6.0 percent in the second quarter 2010.

In the first half 2010 cash flows from operating activities already came to EUR 23.4 million as compared to EUR 18.6 million reported in the previous year. Free cash flow amounted to EUR 4.3 million, underlining PALFINGER's equity financing capability.

After order intake improved in the first months of 2010, pleasing increases in revenues were posted in the second quarter as expected. This was also due to the introduction of a new European crane standard. The slight upward trend underlying this development is expected to continue in the third quarter, even though the company holidays in August will be reflected in lower revenues and earnings.

PALFINGER is still not in a position to make reliable forecasts for the entire 2010 financial year as markets continue to be volatile. However, management expects revenues to pick up

in many product sectors. On this basis an organic growth of Group revenue of around 15 percent is assumed.

For further information please contact:

Hannes Roither, PALFINGER AG
Company Spokesperson
Phone +43 662 46 84-2260
h.roither@palfinger.com

Both text and pictures are available for download in the press corner of our website at www.palfinger.com. An extensive database of press documents and pictures can also be found at the PALFINGER EXTRANET. Please register for this free service at http://extranet.palfinger.com


SEC MAIL PROCESSING
RECEIVED
OCT 06 2010
WASH., DC
200
SECTION

PALFINGER

HY-2010

INTERIM REPORT FOR THE FIRST HALF 2010

Financial Highlights of the PALFINGER Group

TEUR	HY1 2010	HY1 2009 [1]	HY1 2008	HY1 2007	HY1 2006
INCOME STATEMENT					
Revenue	**297,402**	269,169	423,452	340,592	289,004
EBITDA	**23,874**	5,145	69,246	57,976	45,777
EBITDA margin	**8.0%**	1.9%	16.4%	17.0%	15.8%
EBIT	**13,524**	(5,863)	59,348	50,993	39,015
EBIT margin	**4.5%**	(2.2%)	14.0%	15.0%	13.5%
Result before income tax	**11,901**	(8,516)	59,240	53,111	39,025
Consolidated net result for the period	**7,271**	(8,013)	42,454	39,235	28,450
BALANCE SHEET					
Total assets	**629,349**	629,797	594,224	469,223	393,178
Non-current operating assets	**332,866**	307,561	259,856	184,547	144,934
Net working capital (as of the reporting date)	**138,344**	156,200	152,701	115,170	93,184
Capital employed (as of the reporting date)	**471,210**	463,761	412,557	299,717	238,118
Equity	**313,309**	288,435	309,942	263,453	213,363
Equity ratio	**49.8%**	45.8%	52.2%	56.1%	54.3%
Net debt	**157,901**	170,787	102,615	36,264	23,271
Gearing	**50.4%**	59.2%	33.1%	13.8%	10.9%
CASH FLOW AND INVESTMENT					
Cash flows from operating activities	**23,405**	18,568	31,513	33,000	33,267
Free cash flow	**4,283**	14,668	6,126	1,496	28,339
Investment in property, plant, and equipment	**3,861**	3,836	28,178	33,969	7,382
Depreciation, amortisation, and impairment	**10,350**	11,008	9,898	6,983	6,762
PAYROLL					
Average payroll during the reporting period [2]	**4,400**	4,658	4,578	3,722	3,434

1) In the course of the final purchase price allocation for the Omaha Standard Group, USA, adjustments with retrospective effect were made.
2) Consolidated Group companies excluding equity shareholdings, as well as excluding temporary workers and workers employed for only very short periods. The calculation of payroll figures was harmonised according to the PALFINGER standard.

Consolidated Management Report as of 30 June 2010

ECONOMIC ENVIRONMENT

The first half 2010 saw a step-up in global economic activity, in particular in Asia. While most industrial nations recorded moderate but stable recoveries, many of the emerging markets were marked by strong growth. On this basis, the International Monetary Fund (IMF) revised its forecasts for global economic expansion upwards to 4.6 percent for 2010 and 4.3 percent for 2011.

Europe has been marked by considerably lower growth rates and high public debts across the industrial nations, and the ensuing new turbulences in the financial markets have lately affected the market participants' trust. Against this backdrop, the construction industry in Western Europe continued to decline as well. The economy in the euro zone is expected to grow by 1.0 percent in 2010. In Central and Eastern Europe, however, the construction industry proved to be a stabilising factor for the overall economy. According to IMF forecasts a growth rate of 3.2 percent is likely to be recorded in this region in 2010.

In the US the economy recovered slightly with the help of stabilisation programmes, although recently corporate mood has again deteriorated due to the oil spill disaster in the Gulf of Mexico and the public debt crisis in Europe. For 2010 the IMF expects the gross domestic product to increase by 3.3 percent.

Latin America continued to be marked by a robust economic revival, with expansion being particularly strong in Brazil, where an increase of 7.1 percent is projected for 2010.

Asia also continued to recover from the global financial crisis in the first six months. Private demand and exports have increased but the market's dependence on demand from Europe might put the brakes on growth. China's gross domestic product is forecast to grow by 10.5 percent, followed by a slight slowdown. In India, the economy is expected to further expand - the latest forecasts speak of 9.4 percent for 2010.

Financial markets have been recovering consistently, with high volatility being caused primarily by uncertainty resulting from the debt crisis. Against this backdrop, the euro increasingly depreciated in the first half of 2010 and lost approximately 15 percent against the US dollar, the Chinese yuan, and also the Brazilian real. The price for one barrel of Brent crude amounted to USD 74.60 at the end of June 2010, which is slightly lower than the price recorded at the end of 2009. However, prices are expected to go up again as global demand rises.

Slight global recovery but uncertainty in Europe and the US

GROUP PERFORMANCE

The PALFINGER Group took advantage of the slight recovery of the economy in the first half 2010. The positive market development was first reflected in an increase in order intake and, in particular in the second quarter, in a clear increase in revenues and earnings as compared to the same period of the previous year and the previous quarters.
In comparison with the falling sales figures recorded in 2009, the Company thus experienced a clear trend reversal. The measures that were implemented in 2009 in order to cut costs and make the value-creation process even more flexible were another factor contributing to the increase in EBIT margin.

At EUR 297.4 million, revenue in the first half 2010 is 10.5 percent higher than in the first half 2009, when revenue was EUR 269.2 million. This increase was supported primarily by the non-European regions, in particular North and South America. The European units experienced a strengthening of the crane business, but also distinct declines in the fields of access platforms and hookloaders.

EBIT turned clearly positive again in the first half 2010 and came to EUR 13.5 million as compared to EUR - 5.9 million in the first half of the previous year. This primarily reflects the success of the cost cuts made while revenues were on the rise. On this basis, PALFINGER posted a consolidated net result of EUR 7.3 million in the first half 2010.

A comparison of the second quarter with the first quarter 2010 shows a marked increase in revenues of 29.8 percent (Q1: EUR 129.4 million; Q2: EUR 168.0 million), resulting primarily from the improvement of the crane business in Europe and the first-time inclusion of the ETI company. EBIT was nearly tripled (Q1: EUR 3.4 million; Q2: EUR 10.1 million) - a pleasing development that resulted in a further improvement of the EBIT margin from 2.7 percent in the first quarter 2010 to 6.0 percent in the second quarter [illegible] 2010.


Development of revenue and EBIT
(million EUR)
180
160
140
120
100
80
60
40
20
0
(20)
16%
14%
12%
10%
8%
6%
4%
2%
0%
(2%)
(4%)
140.4
128.8
118.7
117.5
129.4
168.0
(3.3)
(2.6)
(0.2)
1.0
3.4
10.1
(2.4%)
(2.0%)
(0.2%)
0.9%
2.7%
6.0%
Q1 2009
Q2 2009
Q3 2009
Q4 2009
Q1 2010
Q2 2010
Revenue
EBIT
EBIT margin (in percent)

Back to positive development of revenue, EBIT margin reflects internal success!!

In general, improvement of market position in first half

In many European core markets business performance had strengthened by the end of 2009, which was particularly evident in crane products and tail lifts. In Spain, Great Britain, Ireland, Greece, Portugal, as well as Eastern Europe – countries that were hit particularly hard by the crisis – business was still weak. The de-stocking process carried out by dealers in 2008 and 2009 played a significant role in the immediate effect the market situation had on order intake and thus on revenue recorded.

Of the areas outside Europe, South America performed strongly, with the strengthening of the Brazilian currency against the euro being responsible for half of the increase in revenues. In North America, PALFINGER was able to benefit, among other things, from the acquisition of the AWE business in 2009 and the initial consolidation of ETI (Equipment Technology, LLC) in the second quarter 2010. Revenue in Asia increased significantly as well – even though at a low level. The rising order intake recorded in these areas in recent months is increasingly reflected in revenues; the measures initiated to increase earnings including the introduction of order-based manufacturing in South America are expected to contribute to a clear improvement of earnings in the months to come as well.

At the end of March 2010 short-time work was prolonged at the Austrian sites for another six months, i.e. until the end of September, but thanks to the current rate of utilisation the total scope of working-time reduction agreed is being used to a minor extent only. Thus, short-time work will be ended early at the end of August 2010.

Purchase prices of material, especially steel, have risen considerably in the past months. However, PALFINGER's existing contracts provide full protection with a view to steel volumes for 2010. As regards prices, adjustments were made in the second quarter as prices for raw material, primarily ore, scrap metal, and coal, were on the rise. At the moment there are signs indicating that prices will drop again in the second half of the year.


Development of revenue
(TEUR)
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
423,452
269,169
297,402
HY1 2008
HY1 2009
HY1 2010


Development of EBIT
(TEUR)
80,000
60,000
40,000
20,000
0
(20,000)
59,348
(5,863)
13,524
HY1 2008
HY1 2009
HY1 2010

FINANCIAL POSITION, CASH FLOWS, AND RESULT OF OPERATIONS

At 49.8 percent (31 December 2009: 49.7 percent; 31 March 2010: 48.0 percent) the equity ratio was still at a high level as of 30 June 2010. Equity rose from EUR 292.3 million as of 31 December 2009 to EUR 313.3 million as of 30 June 2010 while total assets increased by EUR 41.4 million to EUR 629.3 million. The changes in equity were caused by the positive result after tax, the effects of the exchange rate changes at the Brazilian company and the North American companies, the dividend share of the minority shareholder at EPSILON Kran GmbH, as well as the fact that ETI was included in the Group reporting for the first time. The increase in total assets also reflects the inclusion of ETI and a slight recovery, which has resulted in a rise in inventories and accounts receivable as well as trade accounts payable. Although the priority project CC-Top had a reducing effect on net working capital while operating performance improved, the inclusion of ETI resulted in an increase of EUR 5.5 million to EUR 138.3 million. As a consequence of the acquisition, capital employed was increased as compared to 31 December 2009, amounting to EUR 471.2 million at 30 June 2010. In spite of the acquisition of ETI net debt came to EUR 157.9 million (31 December 2009: EUR 151.9 million), which is EUR 12.9 million below the figure reported as of 30 June 2009. At 50.4 percent, the gearing ratio remained below the figure of 52.0 percent reported at the end of 2009.

The long-term orientation of the financing structure is to be continued. Although non-current financial debt declined to EUR 115.8 million because the Ratcliff investment financing in the amount of EUR 12.4 million, which will be due in February 2011, was reported, it still accounted for 73.3 percent of net debt. Thus, 91.1 percent of PALFINGER's entire capital employed has been secured for the longer term. Furthermore, the Company's targeted capital employed management is going to continue to contribute to a further lowering of current financial net debt. In the first half 2010 cash flows from operating activities already came to EUR 23.4 million as compared to EUR 18.6 million reported in the previous year. Cash flows from investing activities also increased from EUR - 7.7 million in the first half 2009 to EUR - 22.6 million in the first half 2010 due to the acquisition of ETI. Free cash flow amounted to EUR 4.3 million, underlining PALFINGER's equity financing capability. Cash flows from financing activities of EUR - 22.2 were primarily caused by the repayment of investment financing.

Revenues in the amount of EUR 297.4 million reflect the slight recovery in major product areas as well as the effects of the acquisitions made; slight increases in revenues were achieved both compared to the same period of the previous year (January-June 2009: EUR 269.2 million) and compared to the first quarter 2010. EBIT in the amount of EUR 13.5 million (January-June 2009: EUR - 5.9 million) and a consolidated net result of EUR 7.3 million (January-June 2009: EUR - 8.0 million) are clearly indicative of the success of the cost-cutting measures taken and of the potential resulting from the recovery of the markets. This development of earnings can be traced back primarily to the positive performance of the EUROPEAN UNITS segment, which posted segment earnings (before financial result, tax, and minority interests) of EUR 24.5 million as compared to EUR 2.8 million in the first half 2009. This corresponds to a margin of 10.9 percent.

→ sound basis

MATERIAL RISKS AND UNCERTAINTIES IN THE SECOND HALF 2010

The risk situation at PALFINGER in the second half 2010 will be shaped to a great extent by economic framework conditions. The most important influencing factors concern the expected economic upswing, the current projects to increase earnings, and the recent acquisitions.

Framework conditions specific to the business units result in additional topics which might cause exposure to risks:

- In some product areas, the overall market volume has reduced. This is primarily due to a general slowdown in demand resulting from the scarce availability of financing options via the credit markets for the groups of customers concerned.
- Changes in statutory requirements and standards for products must be implemented taking into account the customers' needs. Differing solutions based on country-specific interpretations by standards organisations and/or failure to comply with such requirements, in particular on the part of smaller competitors, might lead to competitive disadvantages.
- Persisting negative market conditions in individual areas make their development and/or expansion difficult.
- Assumptions that were used as a basis for decision on acquisitions might prove to be incorrect, resulting in loss-making investments.
- In case of setbacks regarding the projects to increase earnings in non-profitable areas, the capitalised loss carry forwards might no longer be usable.

However, the development of earnings during the past months shows that the measures implemented and/or initiated in 2009 have positioned PALFINGER as a strong market player. What will be of vital importance in the second half 2010 is the degree to which the economic upturn continues.

Should the economy recover, exposure to certain operational risks might increase. This refers in particular to the following risks:

- Delivery periods of strategically important suppliers might become longer due to capacity bottlenecks on the part of such suppliers.
- This might make an increase in materials inventories (safety and buffer stock) necessary in order to be able to observe delivery dates agreed with dealers.
- Quick increases in accounts receivable have a negative impact on the Group's liquidity situation.

Any change in framework conditions may carry risks for various projects. In the current financial year, PALFINGER strongly focuses on strategic business planning, paying particular attention to the topic of flexibility.

PALFINGER has decided to enter the market with new product models. Should the economic upswing take place as expected, the Group will profit over-proportionally from this step. Should this scenario not come true, PALFINGER may be faced with the risk that investments made are not covered and/or capitalised development costs have to be written off.

Making working hours more flexible remains a relevant topic and will become even more important in the months to come.

PALFINGER stands for products of high quality. Defects in quality are remedied in the best interest of customers. In particular in the field of passenger transport higher costs are accepted temporarily as safety of life and limb takes utmost priority.

In the light of the current market situation the information provided by credit ratings of customers and dealers that are based on their payment history is only reliable to a certain extent. This risk is to be cushioned by means of a stronger partnership with these stakeholders.

Most of the processes within the Company rely on IT, and management decisions depend on information generated by these systems. A failure of these systems thus poses a risk for PALFINGER. In some subsidiary units the ERP system used by PALFINGER was implemented relatively fast. In individual cases this might give rise to risks with a view to process reliability.

The new organisational structure implemented at the beginning of 2010 promotes the "enterprise within an enterprise" approach. At the same time, this structure bears the risk of failing to leverage cost advantages facilitated by standardisations across the business units.

RISKS RELATING TO BALANCE SHEET PREPARATION

As financial reporting is made as soon as possible after the closing of the books, it is possible that issues relating to the period ended may only be presented in the subsequent period.

Errors in estimates regarding the potential resources would require an adjustment of the capitalised development expenditure.

The inclusion of new acquisitions into accounting and the assessment of facts necessitated by such inclusions might lead to additional evaluation risks. The combination of different accounting logics bears a certain risk of incorrect disclosure.

The necessary use of estimates and judgements in the fields of non-financial assets, deferred tax assets, measurements of inventories and receivables, provisions for pensions, severance payments, and anniversary bonuses, as well as provisions for guarantees and warranties have a direct impact on the presentation of the Group's assets and earnings.

With its continuously developing risk management and control system, which has been uniformly organised throughout the Company, PALFINGER ensures that adequate risk control strategies are developed and implemented. There are, at the moment, no discernable risks that might jeopardise the continued existence of the Company.

OTHER EVENTS

After concluding the comprehensive programme to strengthen the structure of the Group's earnings and assets in 2009, it is now necessary to maintain, or even go beyond what PALFINGER has achieved. In its Group-wide follow-up project by the name of CC-Top (for: current capital) PALFINGER dedicated itself to placing a stronger focus in 2010 on process enhancements to reduce current capital employed – inventories, receivables, and trade payables. First results are already noticeable in the development of the net working capital, which was reduced in proportion to revenues. The capital released will be used for further investments, without actually augmenting PALFINGER's net debt.

Expansion in the US and India

At the end of March 2010 PALFINGER acquired an 80-percent shareholding in ETI (Equipment Technology, LLC), an access-platform producing company based in North America. The company's initial consolidation took place upon closing the transaction on 9 April 2010. This acquisition was a major strategic step for PALFINGER as it enables the Group, which had not been present in the North American market with access platforms before, to enter this segment with local products. In addition, the strategic partnership opens up relevant synergies with the existing XXXXXXX US business of PALFINGER.

In India, PALFINGER set up a separate company in 2009 to promote a targeted market development. Currently, intensive efforts go into establishing assembly facilities, the first locally manufactured crane products are to be put on the market before the year is over. The minority interest in the sales cooperation venture Star Palfinger Equipment India Pvt. Ltd. was sold to the majority shareholder in the first half 2010.

Interest in PALFINGER shares continues to be widespread. PALFINGER is, on the one hand, considered to be an early-cycle company and thus a trendsetter and, on the other hand, the Group's performance, in particular in comparison with its competitors, attracted increased attention. PALFINGER's attendance of numerous investors conferences and roadshows consolidated the investors' trust as well. As of 30 June 2010 the price of the PALFINGER share was at EUR 18.08 as compared to EUR 15.81 at the beginning of the year. With this plus of 14.4 percent the PALFINGER share clearly outperformed the relevant stock exchange indices.

In early July PALFINGER published the latest volume of its biannual sustainability report to document the progress and developments regarding sustainable principles throughout the Group. The current Sustainability Report 2008/09 is available for download at the Company's website www.palfinger.com.

CSR strategy

PERFORMANCE BY SEGMENT

The new PALFINGER organisational structure was implemented as of the beginning of 2010. Having achieved the diversification aimed at – cranes currently contribute approximately 50 percent to revenues – PALFINGER will henceforth pay increased attention to internationalisation in order to ensure a well-balanced diversification on a regional level as well in the long run. Increased independence of the European business units and the areas outside Europe has been introduced with the goal of helping the Group to be even better prepared to meet the requirements of the respective markets. The management and control structure was adjusted accordingly, which is also reflected in the segment reporting with figures being broken down into EUROPEAN UNITS and AREA UNITS as well as VENTURES. In order to make comparisons possible, the figures from the previous year were adjusted accordingly.


Development of revenue by segment*
(TEUR)
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
116,241
24,151
105,825
22,952
90,814
27,920
91,995
25,467
98,824
30,601
126,597
41,380
EUROPEAN UNITS
AREA UNITS
Q1 2009
Q2 2009
Q3 2009
Q4 2009
Q1 2010
Q2 2010

Growing significance of AREA UNITS

* No revenues are generated in the VENTURES segment.

EUROPEAN UNITS

The EUROPEAN UNITS segment comprises the European business units Knuckle Boom Cranes, Timber and Recycling Cranes, Tail Lifts, Access Platforms, Hookloaders, Transportable Forklifts, Railway Systems, the business unit Production, and the distribution company in Germany, as well as the associated subsidiary Palfinger France.

In the first half 2010 the revenue generated by this segment amounted to EUR 225.4 million, which was only slightly higher than the figure of EUR 222.1 million recorded in the same period of 2009. Nevertheless, as compared to the first quarter 2010, when at EUR 98.8 million revenues were clearly below the previous year's figure, a marked increase of 28.1 percent to EUR 126.6 million was achieved in the second quarter. This was caused primarily by the business units Knuckle Boom Cranes and Timber and Recycling Cranes, as well as the distribution company in Germany. These areas also posted increases as compared to the first half 2009, which compensated the declines in Access Platforms and Hookloaders.

At EUR 24.5 million the segment's earnings for the first half 2010 were clearly above the previous year's figure of EUR 2.8 million. This enormous improvement was a result of the savings measures implemented in 2009 on the one hand and the improved performance of Cranes, Railway Systems, Tail Lifts, and production on the other; the distribution company in Germany also showed a positive performance. In addition, the increase in revenues in the second quarter contributed a great deal to this pleasing development of earnings.

In the Knuckle Boom Cranes unit, the bottoming-out in major sales markets in the second half 2009 resulted in an increase in order intake, which is now also reflected in the development of revenues. The most successful sales markets in the first half 2010 included Germany, France, Austria, Belgium, and Sweden. The available capacities were used, among other things, to introduce additional models of the new crane series, which once again proved that PALFINGER is an innovation leader.

Thanks to the onset of recovery in the forestry industry, after a distinct decline in the course of 2009, revenues in the Timber and Recycling Cranes unit were on the rise again. As the order situation improved increasingly, revenues of this profitable unit were once again clearly above the figure reported for the first half 2009, but still failed to match the outstanding results achieved in the years before 2009.

In the Tail Lifts unit, revenues increased in the second quarter 2010, which compensated the decline posted in the first quarter. This resulted in a further improvement of earnings. In recent months, the performance of the markets in Great Britain and Germany was particularly pleasing.

In the previous year Access Platforms still profited from the orders on hand which stem from economically better times and were taken over in the course of the acquisition of WUMAG ELEVANT. As in the previous quarters, the market continued to be weak in this late-cycle area during the first half 2010. The restructuring measures are at the implementation stage and are expected to continuously contribute to an improvement of earnings.

The Hookloaders unit continued to be marked by the currently weak recycling industry. The main market, France, faced a drop in revenues of nearly 40 percent as compared to the previous year. The operational management of this unit in France was reinforced by the participation of the Vincent Group, a long-standing partner and successful local player.

The Transportable Forklifts unit continued its success in the key account business, in particular in Germany. All in all, earnings improved considerably. In the second quarter 2010 order intake for the current year was increased significantly.

The Railway Systems unit was still at full capacity utilisation and, like in the previous quarters, was among the most reliable contributors to revenues and earnings.

The Production unit profited from the consistent structural and cost-related measures taken in the previous year. Third-party manufacturing is being expanded continuously.

AREA UNITS

The AREA UNITS segment comprises the areas North America, South America, Asia and Pacific, India, CIS with their regional business units as well as the associated Russian distribution company, which was founded in 2009.

The areas outside Europe are still being developed, which was reinforced by the recent acquisitions in North America and the initiatives started in China, India, and Russia. As these areas are at the development stage and, in addition, the US market is still weak, this segment is currently posting a negative result. By integrating and/or further expanding its strategic initiatives, PALFINGER aims to enter the profit zone in the AREA UNITS on the basis of continuous growth.

In the first half 2010 revenue generated by this segment was increased by 52.8 percent, from EUR 47.1 million in the same period of 2009 to EUR 72.0 million. Consequently, the share of the areas outside Europe in the consolidated revenues increased from 17.5 percent in the first half 2009 to currently 24.2 percent, reflecting the consistent implementation of the Group's internationalisation strategy. The improvement of revenue achieved in the second quarter 2010 as compared to the first quarter 2010 by approximately 35 percent was primarily due to the revenue in the areas North America and South America. While in North America revenues were boosted by the initial consolidation of ETI, in South America the good operating business and the strengthening of the local currency were the factors contributing the most. Still, at EUR - 6.5 million the segment's result for the first half 2010 was below the previous year's figure of EUR - 5.5 million, which was primarily caused by the market development expenses for new regions and products in North and South America and the integration costs incurred in connection with the acquisitions in North America, which, however, are expected to have a positive effect in the future. Earnings generated in the second quarter 2010 of EUR - 2.7 million were already higher than those in the previous quarter and the same quarter of the previous year.

In the area North America the local product programme was completed with the acquisition of ETI. Since its initial consolidation in April 2010 ETI has contributed EUR 6.2 million to the Group's revenues. The local dealer structure was streamlined and realigned recently due to the merger of the former PALFINGER dealer in Tiffin with the dealer network acquired in the course of the takeover of Omaha Standard. In addition, PALFINGER presented its first service crane in the first half of 2010, which meant another milestone in the development of the US market.

The area South America recorded an increase in demand for PALFINGER crane products and succeeded in putting the first EPSILON cranes on the market. The distribution structures in São Paulo are being increasingly expanded, and upfront investment costs will be inevitable. In the field of telescopic cranes, the current market situation has proved to be difficult.

In the Asia and Pacific area successes were recorded in particular in the field of market development for PALFINGER hookloaders. Crane sales in this region were stepped up as well.

In the area India intense work to set up local assembly facilities is underway, which is scheduled to start operations before the end of 2010. The management team was completed by a local industry specialist.

The CIS area is profiting more and more from the local distribution organisation, which was implemented in 2009. The number of PALFINGER dealers has already been increased considerably, and the search for additional local partners is progressing well.

VENTURES

The VENTURES segment is still composed of all major strategic projects for the future pursued by the PALFINGER Group up to their operational maturity, with the costs of such projects being reported under this segment.

In the first months of 2010 the Group-wide priority project for this year, CC-Top, was further promoted and the corner stone for the strategic planning in 2010 was laid on the one hand and numerous strategic projects, in particular for the areas outside Europe, were coordinated, on the other. The acquisition of the majority interests in ETI and Ned-Deck Marine (NDM) marked the completion of major projects for the PALFINGER Group in the first half 2010.

The projects included in the VENTURES segment do not generate revenues. In the first half 2010 the segment's result amounted to EUR - 3.4 million as compared to EUR - 1.5 million in the first half 2009. The year-over-year increase in expenses reflects the fact that the PALFINGER Group consistently promotes its projects for the future.

Focus on strategy and projects for the future

KEY EVENTS AFTER THE REPORTING DATE

On 16 July 2010 the PALFINGER Group took another step towards growth by acquiring a 75-percent interest in the Dutch company Ned-Deck Marine B.V. (NDM). NDM is one of the leading manufacturers of rescue boat davits, a special application of marine cranes. With this strategic partnership, PALFINGER is now entering the market of ship-mounted cranes, thus expanding its previous truck-related product range. With its rescue boat davits NDM primarily operates on the market of ships with equipment fulfilling the requirements of the UN Convention for the Safety of Life at Sea (SOLAS). With a staff of approximately 100, NDM generated revenues of almost EUR 18 million in 2009. The Vietnamese plant, which benefits from its proximity to the major Asian target markets, also contributed to this result.

OUTLOOK

After 2009, a difficult but very energetic year, the PALFINGER Group started off into the first months of 2010 from a stronger market position and with clearly positive momentum. The target-oriented continuation of strategic activities in the fields of product development, sales, and market expansion has been crucial in the success achieved in the first half 2010.

With the acquisition of ETI, a manufacturer of access platforms in the US, PALFINGER has, for the time being, completed its strategic acquisition-driven growth in this market. The next steps in the Company's growth strategy are therefore going to be taken in other markets which promise a huge potential. With the acquisition of NDM in July 2010 PALFINGER is now also entering the market of ship-mounted cranes and deck equipment, thus expanding its previous truck-related product range. PALFINGER thus succeeded in seizing yet another market opportunity on the basis of its long-term strategy and solid financial position.

After order intake improved in the first months of 2010, pleasing increases in revenues were posted in the second quarter as expected. This was also due to the introduction of a new European crane standard. The slight upward trend underlying this development is expected to continue in the third quarter, even though the company holidays in August will be reflected in lower revenues and earnings.

PALFINGER is not yet in a position to make reliable forecasts for the entire 2010 financial year as markets continue to be volatile. However, management expects revenues to pick up in many product sectors. On this basis an organic growth of Group revenue of around 15 percent is assumed.

Outlook difficult
but growth expected

Interim Consolidated Financial Statements as of 30 June 2010

CONSOLIDATED BALANCE SHEET

TEUR	Note	30 June 2010	31 Dec 2009	30 June 2009
Non-current assets				
Intangible assets*		90,965	74,013	73,009
Property, plant, and equipment*		197,601	191,977	194,682
Investment property		1,084	1,096	1,119
Investments in associated companies	1	14,345	15,726	14,374
Deferred tax assets*		26,670	25,535	22,042
Non-current financial assets		2,965	1,821	1,100
Other non-current assets		2,201	2,587	2,335
		335,831	312,755	308,661
Current assets				
Inventories*	2	161,520	148,705	169,382
Trade receivables	3	109,792	80,196	96,207
Other current assets*		9,479	12,117	14,332
Tax receivables		166	1,127	1,744
Cash and cash equivalents		12,561	33,073	39,471
		293,518	275,218	321,136
Total assets		629,349	587,973	629,797
Equity				
Share capital		35,730	35,730	35,730
Additional paid-in capital		30,391	30,363	30,191
Treasury stock		(1,509)	(1,509)	(1,509)
Retained earnings*	4	238,837	231,453	229,788
Revaluation reserve		0	0	0
Valuation reserves pursuant to IAS 39		(1,740)	(363)	(64)
Foreign currency translation reserve*		2,824	(7,287)	(9,103)
		304,533	288,387	285,033
Minority interests		8,776	3,890	3,402
		313,309	292,277	288,435
Non-current liabilities				
Non-current financial liabilities*		115,813	127,420	127,801
Non-current provisions*		23,089	21,965	23,739
Deferred tax liabilities*		12,962	11,370	12,273
Other non-current liabilities*		3,834	2,566	2,475
		155,698	163,321	166,288
Current liabilities				
Current financial liabilities		57,665	59,078	86,009
Current provisions		14,089	12,926	18,047
Tax liabilities		975	1,626	2,295
Trade payables and other current liabilities	5	87,613	58,745	68,723
		160,342	132,375	175,074
Total equity and liabilities		629,349	587,973	629,797

* In the course of the final purchase price allocation for the Omaha Standard Group, USA, adjustments with retrospective effect were made.

CONSOLIDATED INCOME STATEMENT

TEUR	Note	April–June 2010	April–June 2009	Jan–June 2010	Jan–June 2009
Revenue		167,977	128,777	297,402	269,169
Changes in inventory		1,782	(5,697)	6,951	(2,855)
Own work capitalised	6	918	1,202	2,092	2,273
Other operating income		1,214	4,257	5,016	8,392
Materials and external services		(88,731)	(67,161)	(159,703)	(147,463)
Employee benefits expenses		(45,199)	(37,069)	(85,618)	(79,506)
Depreciation, amortisation, and impairment expenses*		(5,458)	(5,668)	(10,350)	(11,008)
Other operating expenses*		(22,426)	(21,195)	(42,266)	(44,865)
Earnings before interest and taxes – EBIT (before associated companies)		10,077	(2,554)	13,524	(5,863)
Income from associated companies		910	1,074	1,022	1,666
Interest income		72	164	176	320
Interest expenses		(2,517)	(2,954)	(5,070)	(5,587)
Exchange rate differences		980	469	2,226	891
Other financial result		34	57	23	57
Net financial result		(1,431)	(2,264)	(2,645)	(4,319)
Result before income tax		9,556	(3,744)	11,901	(8,516)
Income tax expense*		(2,397)	88	(3,541)	994
Result after income tax		7,159	(3,656)	8,360	(7,522)
attributable to					
shareholders of PALFINGER AG (consolidated net result for the period)		6,444	(3,880)	7,271	(8,013)
minority interests		715	224	1,089	491
EUR					
Earnings per share (undiluted and diluted)	4			0.21	(0.23)
Average number of outstanding shares				35,402,000	35,354,000

* In the course of the final purchase price allocation for the Omaha Standard Group, USA, adjustments with retrospective effect were made.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TEUR	April–June 2010	April–June 2009	Jan–June 2010	Jan–June 2009
Result after income tax	7,159	(3,656)	8,360	(7,522)
Unrealised profits (+)/losses (–) from foreign currency translation*	7,505	939	10,603	3,001
Unrealised profits (+)/losses (–) from cash flow hedge				
Changes in unrealised profits (+)/losses (–)	(1,464)	79	(2,134)	(379)
Effective taxes thereon	367	0	518	0
Deferred taxes thereon	0	(36)	20	80
Realised profits (–)/losses (+)	83	(296)	290	457
Effective taxes thereon	(19)	0	(71)	(73)
Deferred taxes thereon	0	90	0	(25)
Other comprehensive income	6,472	776	9,226	3,061
Total comprehensive income	13,631	(2,880)	17,586	(4,461)
attributable to				
shareholders of PALFINGER AG	12,424	(3,104)	16,005	(4,952)
minority interests	1,207	224	1,581	491

* In the course of the final purchase price allocation for the Omaha Standard Group, USA, adjustments with retrospective effect were made.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

TEUR	Note	Share capital	Additional paid-in capital	Treasury stock
At 1 Jan 2009		35,730	30,177	(1,730)
Total comprehensive income				
Result after income tax		0	0	0
Other comprehensive income				
Unrealised profits (+)/losses (-) from cash flow hedge		0	0	0
Unrealised profits (+)/losses (-) from foreign currency translation		0	0	0
		0	0	0
		0	0	0
Transactions with shareholders				
Dividends		0	0	0
Other changes		0	14	221
		0	14	221
At 30 June 2009		35,730	30,191	(1,509)
At 1 Jan 2010		35,730	30,363	(1,509)
Total comprehensive income				
Result after income tax		0	0	0
Result directly recognised in equity				
Unrealised profits (+)/losses (-) from cash flow hedge		0	0	0
Unrealised profits (+)/losses (-) from foreign currency translation		0	0	0
		0	0	0
		0	0	0
Transactions with shareholders				
Dividends	4	0	0	0
Other changes		0	28	0
		0	28	0
At 30 June 2010		35,730	30,391	(1,509)

* In the course of the final purchase price allocation for the Omaha Standard Group, USA, adjustments with retrospective effect were made.

Equity attributable to the shareholders of PALFINGER AG						
Retained earnings*	Revaluation reserve	Valuation reserves pursuant to IAS 39	Foreign currency translation reserve*	**Total**	Minority interests	**Equity**
251,636	(112)	(124)	(12,104)	303,473	6,411	309,884
(8,013)	0	0	0	(8,013)	491	(7,522)
0	0	60	0	60	0	60
0	0	0	3,001	3,001	0	3,001
0	0	60	3,001	3,061	0	3,061
(8,013)	0	60	3,001	(4,952)	491	(4,461)
(13,788)	0	0	0	(13,788)	(3,500)	(17,288)
(47)	112	0	0	300	0	300
(13,835)	112	0	0	(13,488)	(3,500)	(16,988)
229,788	0	(64)	(9,103)	285,033	3,402	288,435
231,453	0	(363)	(7,287)	288,387	3,890	292,277
7,271	0	0	0	7,271	1,089	8,360
0	0	(1,377)	0	(1,377)	0	(1,377)
0	0	0	10,111	10,111	492	10,603
0	0	(1,377)	10,111	8,734	492	9,226
7,271	0	(1,377)	10,111	16,005	1,581	17,586
0	0	0	0	0	(1,085)	(1,085)
113	0	0	0	141	4,390	4,531
113	0	0	0	141	3,305	3,446
238,837	0	(1,740)	2,824	304,533	8,776	313,309

CONSOLIDATED STATEMENT OF CASH FLOWS

TEUR	Jan–June 2010	Jan–June 2009
Result before income tax	11,901	(8,516)
Cash flows from operating activities	23,405	18,568
Cash flows from investing activities	(22,593)	(7,702)
Cash flows from financing activities	(22,150)	19,383
Total cash flows	(21,338)	30,249

TEUR	2010	2009
Funds at 1 Jan	33,073	9,096
Effects of foreign exchange differences	826	126
Total cash flows	(21,338)	30,249
Funds at 30 June	12,561	39,471

SEGMENT REPORTING

	Revenue		EBIT (before associated companies)		Segment result	
TEUR	Jan–June 2010	Jan–June 2009	Jan–June 2010	Jan–June 2009	Jan–June 2010	Jan–June 2009
EUROPEAN UNITS	225,421	222,066	23,583	1,153	24,509	2,819
AREA UNITS	71,981	47,103	(6,614)	(5,486)	(6,518)	(5,486)
VENTURES	–	–	(3,445)	(1,530)	(3,445)	(1,530)
PALFINGER Group	297,402	269,169	13,524	(5,863)	14,546	(4,197)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GENERAL

PALFINGER AG is a public listed company headquartered in Salzburg, Austria, whose main business activity is the production and the sale of innovative lifting, loading, and handling solutions along the interfaces of the transport chain.

REPORTING BASES

In principle, the same accounting and valuation methods as used in the consolidated financial statements for the 2009 financial year were applied to these interim consolidated financial statements of PALFINGER AG and its subsidiaries as of 30 June 2010, which were prepared on the basis of IAS 34. The consolidated financial statements as of 31 December 2009 were prepared in line with the International Financial Reporting Standards (IFRS) valid at the reporting date and the relevant interpretations of the International Financial Reporting Interpretations Committee (IFRIC) to be applied within the European Union (EU). For further information on the individual accounting and valuation methods applied, reference is made to the consolidated financial statements of PALFINGER AG as of 31 December 2009.

The interim consolidated financial statements of PALFINGER AG were reviewed by the Group's auditor Ernst & Young Wirtschaftsprüfungsgesellschaft m.b.H., Salzburg, Austria.

CHANGES IN SEGMENT REPORTING

In the course of the adjustment of the Group's organisational structure, segment reporting was adjusted as well in line with the new management and control structures starting with 1 January 2010. The figures from the same period of the previous year were adjusted accordingly.

A major target of the adjustment of the organisational structure was to strengthen the independence of the areas and business units in order to be in a better position to satisfy the requirements of the respective markets with local products and products adjusted to local needs.

The entrepreneurial management of the European business is carried out directly via the business units of the product groups and the business unit Production. At the same time the areas outside Europe – North America, South America, Asia and Pacific, India, and CIS – are to be strengthened. Regarding the Group-wide corporate functions a distinction is made between target functions and service functions.

CHANGES IN ACCOUNTING AND VALUATION METHODS

The following IFRS, whose application was mandatory for the first time in the 2010 financial year, resulted in changes in the interim consolidated financial statements of PALFINGER AG and/or clarifications of facts relevant for the Group.

The Amendment to **IAS 39 Financial Instruments: Recognition and Measurement – Eligible Hedged Items** specifies the application of the basic principles of hedge accounting in two particular situations – the designation of inflation risks in a financial hedged item and the designation of a one-sided risk in a hedged item. The first application of this amendment did not have any material impact on the Group's assets, finances, and earnings during this or previous reporting periods.

The first application of **IFRS 3 Business Combinations and IAS 27 Consolidated and Separate Financial Statements** in their revised versions did not have any material impact on the Group's assets, finances, and earnings during this or previous reporting periods as they refer exclusively to future acquisitions of companies on the one hand and as PALFINGER has already recognised acquisitions of minority interests in the balance sheet before on the other. The major change concerns the recognition of acquisitions of less than 100 percent of the shares in a company. The option to recognise the goodwill from an acquisition under the full goodwill method, i.e. including the amount of the share allocable to the minority shareholders, was introduced. In addition, acquisitions and/or partial sales of shares without loss of control are to be reported in the balance sheet as transactions between shareholders. The full incidental acquisition costs are to be reported as expenses.

The amendments of the collective standard **Improvements to IFRS** in the course of the Annual Improvements Process Project 2009, which had to be applied to these interim consolidated financial statements for the first time, did not have any material impact on the Group's assets, finances, and earnings during this or previous reporting periods.

No material changes in accounting and valuation methods other than those mentioned herein were made.

ADJUSTMENTS MADE IN THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

In the course of the final purchase price allocation for the Omaha Standard Group, USA, in the fourth quarter 2009 the consolidated balance sheet as of 30 June 2009 was adjusted with retrospective effect as follows:

TEUR	30 June 2009	Adjustments	30 June 2009 adjusted
Non-current assets			
Intangible assets	68,136	4,873	73,009
Property, plant, and equipment	195,984	(1,302)	194,682
Deferred tax assets	20,951	1,091	22,042
Current assets			
Inventories	169,034	348	169,382
Other current assets	14,248	84	14,332
Equity			
Retained earnings	229,627	161	229,788
Foreign currency translation reserve	(9,024)	(79)	(9,103)
Non-current liabilities			
Non-current financial liabilities	127,760	41	127,801
Non-current provisions	23,724	15	23,739
Deferred tax liabilities	7,471	4,802	12,273
Other non-current liabilities	2,321	154	2,475

In the course of the final purchase price allocation for the Omaha Standard Group, USA, in the fourth quarter 2009 the consolidated income statement as of 30 June 2009 was adjusted with retrospective effect as follows:

TEUR	Jan–June 2009	Adjustments	**Jan–June 2009 adjusted**
Depreciation, amortisation, and impairment expenses	(10,762)	(246)	**(11,008)**
Other operating expenses	(45,111)	246	**(44,865)**
Income tax expense	966	28	**994**
Result after income tax	(7,550)	28	**(7,522)**
attributable to			
shareholders of PALFINGER AG (consolidated net result for the period)	(8,041)	28	**(8,013)**
minority interests	491	0	**491**

SCOPE OF CONSOLIDATION

The number of companies included in the interim consolidated financial statements has changed several times since the last balance sheet date due to reorganisations, acquisitions, and disinvestments.

Fully consolidated companies

In order to simplify the Group's structure, FTEC, Inc., USA, and Tiffin Loader Crane, Co., USA, were merged into Paltec Truck Equipment, Co., USA, as the absorbing company with effect as of 1 January 2010. In the first quarter 2010 the company's name was changed to Palfleet Truck Equipment, Co.

With effect as of 22 February 2010, 20 percent of Guima Palfinger S.A.S., France, was transferred to Compagnie Générale Vincent, France, for a purchase price of EUR 1.00. In addition, Palfinger France S.A. was granted a purchase option for 100 percent in Guima France S.A.S., France. The exercise of this purchase option is conditional on a sustainable turnaround of the Guima Group. The purchase price will be based on the equity of Guima France S.A.S.

On 9 April 2010 the acquisition, which had been agreed upon on 27 March 2010, of 80 percent in Equipment Technology, LLC, holding a 60-percent interest in Ideal Crane, LLC, USA, as well as a 56.75-percent interest in Composite Works, LLC, USA, was closed. The purchase price in the amount of USD 24.5 million was paid in cash. The US group of companies headquartered in Oklahoma primarily produces and distributes access platforms of up to 45 ft. (approx. 15 m) and employs a staff of around 190. Equipment Technology, LLC allows PALFINGER to realise its North America strategy of becoming a truly local player in another of the Group's strategic core business segments. The access platform business accounts for the majority of the revenues generated by the company, which also manufactures service cranes. The products are distributed via direct sales forces and supported by a nationwide network of independent service outlets and field service employees. In 2009 Equipment Technology, LLC generated revenues of approximately USD 45 million making it one of the top players in the field of access platforms in the North American market.

For the remaining 20 percent a put-option as well as a call-option was agreed. The exercise price of the options is governed by the average EBIT over the three years preceding the exercise of the option on the basis of a customary multiple.

At the time of acquisition, the purchase price was allocated on the basis of the fair values as follows:

TEUR	2010
Purchase price paid in cash	18,210
Portion of the purchase price not yet due	0
Total purchase price	18,210
Net assets acquired	(13,841)
Goodwill	**4,369**

At the time of acquisition the net assets acquired on the basis of the fair values were broken down as follows:

TEUR	Fair value
Non-current assets	
Intangible assets	7,635
Property, plant, and equipment	4,485
Deferred tax assets	440
Non-current financial assets	743
	13,303
Current assets	
Inventories	5,758
Trade receivables	1,684
Other current assets	204
Cash and cash equivalents	2,202
	9,848
Non-current liabilities	
Non-current financial liabilities	809
Other non-current liabilities	1,089
	1,898
Current liabilities	
Current financial liabilities	281
Current provisions	423
Tax liabilities	50
Trade payables and other current liabilities	3,247
	4,001
Net assets acquired	**13,841**

PRO FORMA DISCLOSURES

Since the time of initial consolidation, Equipment Technology, LLC and its two subsidiaries have been contributing TEUR 6,218 to the consolidated revenues of PALFINGER AG and TEUR 132 to its consolidated net result for the period.

If the transactions had been made with effect as of 1 January 2010, the consolidated net result for the period of PALFINGER AG would have been as follows:

TEUR	Jan–June 2010 stated	Jan–June 2010 pro forma
Revenue	297,402	304,991
Consolidated net result for the period	7,271	7,675
Earnings per share in EUR	0.21	0.22

Companies consolidated using the equity method

With effect as of 15 February 2010 the distribution partnership with Mr Hameed Salahuddin and Western Auto L.L.C. was terminated and the 26-percent share in Star Palfinger Equipment India Pvt. Ltd., India, was transferred to Mr Hameed Salahuddin.

NOTES TO THE CONSOLIDATED BALANCE SHEET

1. INVESTMENTS IN ASSOCIATED COMPANIES

The changes in investments in associated companies are shown in the following table:

TEUR	2010	2009
At 1 Jan	15,726	13,633
Additions	368	2,996
Share in net result for the period	1,022	2,037
Dividends	(3,083)	(3,025)
Exchange rate differences	312	85
At 30 June/31 Dec	14,345	15,726

2. INVENTORIES

Inventories are broken down as follows:

TEUR	30 June 2010	31 Dec 2009
Materials and production supplies	56,210	60,101
Work in progress	49,250	43,005
Finished goods and goods for resale	55,590	44,899
Prepayments	470	700
Total	161,520	148,705

3. TRADE RECEIVABLES

Trade receivables include receivables from associated companies in the amount of TEUR 6,833 (31 December 2009: TEUR 4,894).

Based on experience, an allowance for doubtful debts was made in the amount of TEUR 6,139 (31 December 2009: TEUR 7,762) to take into account insolvency risks.

4. EQUITY

In the Annual General Meeting on 31 March 2010, it was resolved not to distribute any dividend (2009: EUR 0.39 per share or TEUR 13,788).

In the same Annual General Meeting it was resolved to grant 50,000 stock options to the Management Board member Christoph Kaml.

Each stock option may be exercised in exchange for one share at an exercise price of EUR 16.57. The stock options may be exercised (one half each) at two exercise dates. In order to be able to exercise stock options, the average ratio of earnings before taxes (EBT) to revenues as reported in the consolidated financial statements of PALFINGER AG must have been at least four percent (exercise date 1 in 2013) or five percent (exercise date 2 in 2015) for each of the three balance sheet dates preceding the date the option is exercised.

The maximum number of shares available for subscription is equivalent to the number of options issued. If the EBT ratio is less than four or five percent, no options may be exercised and there is no entitlement to subscription. If the EBT ratio is four or five percent, the entitled person enjoys the right to exercise 25 percent of his stock options at the relevant exercise date. If the EBT ratio exceeds four or five percent, the number of stock options to be exercised by a person at the relevant exercise date rises in linear progression up to an EBT ratio of nine or 11 percent.

The changes in shares outstanding are illustrated in the following:

Shares	2010	2009
At 1 Jan	35,402,000	35,354,000
Exercise of stock option	0	48,000
At 30 June/31 Dec	35,402,000	35,402,000

On the basis of the consolidated net result for the period in the amount of TEUR 7,271 (Jan–June 2009: TEUR – 8,013) undiluted earnings per share were EUR 0.21 (Jan–June 2009: EUR – 0.23). Due to the low dilutive effect of the stock option programme, diluted earnings per share were identical with undiluted earnings per share.

5. TRADE PAYABLES AND OTHER CURRENT LIABILITIES

Trade payables and other current liabilities are broken down as follows:

TEUR	30 June 2010	31 Dec 2009
Trade payables	53,033	35,162
Liabilities to associated companies	759	445
Prepaid orders	2,841	1,989
Liabilities on accepted bills of exchange	48	18
Liabilities to employees	14,850	10,473
Liabilities relating to social security and other taxes	11,372	7,018
Other liabilities	3,367	3,384
Deferred income	1,343	256
Total	87,613	58,745

TEUR 747 (31 December 2009: TEUR 337) of the liabilities due to associated companies in the amount of TEUR 759 (31 December 2009: TEUR 445) resulted from the provision of goods and services.

NOTES TO THE CONSOLIDATED INCOME STATEMENT

6. OWN WORK CAPITALISED

Own work capitalised resulted mainly from capitalised development expenditure from the knuckle boom crane, services, and railway divisions and local product developments in North America.

CONTINGENT ASSETS AND LIABILITIES

There were no contingent assets or liabilities as of 30 June 2010.

RELATED PARTIES

As regards business transactions with related parties, no substantial changes occurred in comparison to 31 December 2009. All transactions with related parties are carried out on generally acceptable market conditions. For further information on the individual business relations please see the consolidated financial statements of PALFINGER AG as of 31 December 2009.

KEY EVENTS AFTER THE REPORTING DATE

On 16 July 2010 PALFINGER signed the contracts governing the acquisition of the 75-percent interest in the Dutch company Ned-Deck Marine B.V., including the 100-percent interest in Ned-Deck Marine Vietnam Co. Ltd., Vietnam, and Fast RSQ B.V., the Netherlands, as well as the 95-percent interest in NDM Romania S.r.l., Romania. The NDM Group is one of the leading manufacturers of rescue boat davits, a special application of marine cranes. The group is among the world market leaders in the standard segment of davit systems (A-frame davits and liferaft davits) and posts steep growth in special applications for the Navy and Coast Guard. The existing management team will stay in place to safeguard the continued success of the company.

With the entry in the market of ship-mounted cranes PALFINGER is expanding its previous truck-related product range. With its davit systems the NDM Group primarily operates on the market of ships with equipment fulfilling the requirements of the UN Convention for the Safety of Life at Sea (SOLAS). The obligatory annual servicing of the safety equipment by the manufacturer or a party certified by the manufacturer makes after-sales services a substantial part of total business operations.

With a staff of approximately 100, the NDM Group generated revenues of almost EUR 18 million in 2009.

Statement of Legal Representatives

We confirm, to the best of our knowledge, that the interim consolidated financial statements as of 30 June 2010 give a true and fair view of the assets, liabilities, financial position, and profit or loss of the Group as required by the International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and that the consolidated management report as of 30 June 2010 gives a true and fair view of important events that have occurred during the first six months of the 2010 financial year and their impact on the interim consolidated financial statements as of 30 June 2010, of the principal risks and uncertainties for the remaining six months of the 2010 financial year and of the major related party transactions to be disclosed.

Salzburg, 26 July 2010

The Management Board of PALFINGER AG

Herbert Ortner m.p.
Chief Executive Officer
Chief Marketing Officer

Christoph Kaml m.p.
Chief Financial Officer

Wolfgang Pilz m.p.
Chief Marketing Officer

Martin Zehnder m.p.
Chief Operating Officer

Report on the Audit Review

INTRODUCTION

We have reviewed the accompanying interim consolidated financial statements of PALFINGER AG, Salzburg, Austria, for the six-month period from 1 January 2010 to 30 June 2010. These interim consolidated financial statements comprise the consolidated balance sheet as of 30 June 2010, and the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation and fair presentation of this interim financial information in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU.

Our responsibility is to issue a conclusion on this interim financial information based on our review. Our responsibility and liability in connection with the review and with reference to sec. 275 para. 2 of the Business Code (UGB) towards the Company as well as third parties shall be limited with a total of Euro 12 million.

SCOPE OF THE AUDIT REVIEW

We conducted our review in accordance with the statutory provisions and professional principles applicable in Austria and in compliance with the International Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedure applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not give a true and fair view of the financial position of the Group at 30 June 2010, and of its financial performance and its cash flows for the six-month period then ended in accordance with the International Financial Reporting Standards (IFRS) as adopted by the EU.

REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS

We are required to perform review procedures whether the interim consolidated management report is consistent with the interim consolidated financial statements and whether the other disclosures made in the interim consolidated management report do not give rise to misconception of the position of the Group.

Based on our review, nothing has come to our attention that causes us to believe that the interim consolidated management report for the Group is not consistent with the interim consolidated financial statements.

Salzburg, 26 July 2010

ERNST & YOUNG
WIRTSCHAFTSPRÜFUNGSGESELLSCHAFT M.B.H.

ANNA FLOTZINGER m.p.
Chartered accountant

DIETHER DÄMON m.p.
Chartered accountant

Shareholder Information

First half 2010	
International Securities Identification Number (ISIN)	AT0000758305
Number of shares issued	35,730,000
thereof number of own shares	328,000
Price at 30 June 2010	EUR 18.08
Earnings per share (HY 2010)	EUR 0.21
Market capitalisation as of 30 June 2010	TEUR 645,998

SHARE PRICE DEVELOPMENT


140%
120%
100%
80%
60%
PALFINGER AG
ATX
4 Jan 2010
31 March 2010
30 June 2010
30 July 2010

INVESTOR RELATIONS

Hannes Roither	Daniela Werdecker
Phone +43 662 4684-2260	Phone +43 662 4684-2219
h.roither@palfinger.com	d.werdecker@palfinger.com

Fax +43 662 4684-2280
WWW.PALFINGER.COM

FINANCIAL CALENDAR

11 November 2010	Publication of results for the first three quarters 2010
23 February 2011	Balance sheet press conference
30 March 2011	Annual General Meeting
1 April 2011	Ex-dividend day
5 April 2011	Dividend payment day
10 May 2011	Publication of results for the first quarter 2011
10 August 2011	Publication of results for the first half 2011
10 November 2011	Publication of results for the first three quarters 2011

Minimal arithmetical differences may arise from the application of commercial rounding to individual items and percentages in the interim report.

This report contains forward-looking statements on the basis of all information available at the date of the preparation of this report. Forward-looking statements are usually identified by the use of terminology such as "expect", "plan", "estimate", "believe", etc. Actual outcomes and results may be materially different from those predicted.

The English translation of the PALFINGER report is for convenience. Only the German text is binding.

Published on 11 August 2010.

www.palfinger.com

PALFINGER

PALFINGER AG
F.-W.-Scherer-Straße 24
A-5101 Bergheim-Salzburg/Austria
Tel. +43 (0)662 46 84-0, Fax +43 (0)662 45 00 84
E-mail: info@palfinger.com



Adhoc - R E L E A S E

In the first quarter 2010 PALFINGER emerges from crisis stronger than before

- Revenue still below first quarter 2009 but on the increase in all areas
- EBIT and consolidated net result for the period back in the positive
- Continuation of growth strategy planned – both organic and inorganic

million EUR	Q1 2010	%	Q1 2009	Q1 2008
Revenue	129.4	(7.8%)	140.4	208.9
EBITDA	8.3	310.6%	2.0	34.3
EBIT	3.4	–	(3.3)	29.5
EBIT margin	2.7%	–	(2.4%)	14.1%

Bergheim, Salzburg, 11 May 2010

The PALFINGER Group took advantage of the recovery of the economy in the first quarter 2010: In comparison with the falling sales figures recorded in 2009, the Company experienced a trend reversal. As compared to the fourth quarter 2009, the weakest in 2009, revenues went up by approximately 10 percent – still clearly below the comparative figure recorded in the first quarter 2009. The measures that were implemented in 2009 in order to cut costs and make the value-creation process more flexible continue to be significantly reflected in earnings, which are clearly now back in the positive.

At EUR 129.4 million, revenue is 7.8 percent lower than in the first quarter 2009, when revenue was EUR 140.4 million. In the first three months of 2010, EBIT came to EUR 3.4 million as compared to EUR – 3.3 million in the first quarter 2009. On this basis PALFINGER's consolidated net result turned positive again, amounting to EUR 0.8 million in the first quarter 2010.

In the first quarter 2010 cash flows from operating activities more than doubled as compared to the previous year (EUR 4.3 million) and amounted to EUR 9.3 million.

A comparison with the previous quarter, the fourth quarter 2009, shows for the first time since 2008 a plus in revenue of 10.2 percent. In the fourth quarter 2009, EBIT amounted to EUR 1.0 million. The increase of more than 200 percent recorded in the first quarter 2010 is primarily due to rising revenues.

PALFINGER is not yet in a position to make reliable forecasts for the entire 2010 financial year as markets are expected to be increasingly volatile. However, management expects revenues to pick up slightly in almost all sectors. On this basis an organic growth of Group revenue in the amount of 10 to 15 percent is assumed.

For further information please contact:

Hannes Roither, PALFINGER AG
Company Spokesperson
Phone +43 662 46 84-2260

h.roither@palfinger.com

Both text and pictures are available for download in the press corner of our website at www.palfinger.com. An extensive database of press documents and pictures can also be found at the PALFINGER EXTRANET. Please register for this free service at http://extranet.palfinger.com


PALFINGER

Q1-2010

Interim Report for the First Quarter 2010



Financial Highlights of the PALFINGER Group

TEUR	Q1 2010	Q1 2009[1]	Q1 2008	Q1 2007	Q1 2006
INCOME STATEMENT					
Revenue	**129,425**	140,392	208,944	162,396	140,108
EBITDA	**8,339**	2,031	34,333	27,203	20,687
EBITDA margin	**6.4%**	1.4%	16.4%	16.8%	14.8%
EBIT	**3,447**	(3,309)	29,504	23,969	17,468
EBIT margin	**2.7%**	(2.4%)	14.1%	14.8%	12.5%
Result before income tax	**2,345**	(4,772)	29,500	26,682	17,447
Consolidated net result for the period	**827**	(4,133)	22,167	19,646	12,547
BALANCE SHEET					
Total assets	**615,028**	633,928	574,144	451,404	389,280
Non-current operating assets	**312,758**	310,664	247,390	168,399	148,059
Net working capital (as of the reporting date)	**128,890**	164,991	123,020	95,081	80,503
Capital employed (as of the reporting date)	**441,648**	475,655	370,410	263,480	228,562
Equity	**295,158**	291,100	287,840	245,346	197,079
Equity ratio	**48.0%**	45.9%	50.1%	54.4%	50.6%
Net debt	**146,490**	184,555	82,570	18,134	31,482
Gearing	**49.6%**	63.4%	28.7%	7.4%	16.0%
CASH FLOW AND INVESTMENT					
Cash flows from operating activities	**9,275**	4,276	10,881	7,890	6,188
Free cash flow	**8,382**	165	2,809	(6,891)	4,888
Investment in property, plant, and equipment	**1,409**	4,526	12,523	15,712	3,648
Depreciation, amortisation, and impairment	**4,892**	5,340	4,829	3,234	3,219
PAYROLL					
Average payroll during the reporting period[2]	**4,353**	4,844	4,380	3,612	3,325

1) In the course of the final purchase price allocation for the Omaha Standard Group, USA, adjustments with retrospective effect were made. The calculation of payroll figures was harmonised according to the PALFINGER standard.
2) Consolidated Group companies excluding equity shareholdings, as well as excluding temporary workers and workers employed for only very short periods.

Interim Report for the Period Ended 31 March 2010

ECONOMIC ENVIRONMENT

It seems that, by and large, the worldwide recession, which characterised global business sentiment in 2009, has come to an end. Dynamic growth may slow down in 2010 because many economic stimulus programmes are near their end and occasionally key rates may be raised. Still the International Monetary Fund (IMF) forecasts that the world economy will expand by 4.2 percent in 2010, which is better than expected at the beginning of the year.

In the US the moderate recovery that kicked in during the second quarter 2009 has been continued. According to current estimates the GDP will grow by 3.1 percent in 2010.

The euro zone also seems to have left the recession behind. All in all the IMF currently expects the euro-zone economy to grow by 1.0 percent. In particular the Greek financial crisis and also Spain, Portugal, and Ireland, who deeply skidded into disaster in 2009, have weighed heavily on overall economic performance.

The positive performance of the economy in Asia was continued in the first quarter 2010. Most recently, China has recorded rapid economic growth as well as rising inflation rates. According to current projections China's GDP will grow by 10.0 percent in 2010. For India an 8.8-percent growth is predicted for 2010.

Latin American economies are still in full upswing. The growth rate in Brazil seems to be picking up; for 2010 an expansion of 5.5 percent is projected.

Financial markets were also off to a good start in the first months of 2010. However, the euro came under stress in the first quarter 2010 in particular due to the Greek debt crisis and the ensuing discussions about the necessity of another bail-out. Consequently the euro lost approximately 5 percent against the US dollar, the Chinese yuan, and also the Brazilian real. Raw material prices continued to increase, and at the end of March 2010 the price for one barrel of Brent crude amounted to USD 81.56, which is 3.8 percent higher than the price recorded at the end of 2009 and more than 70 percent above the price of USD 47.64 as at the end of March 2009.

Improvement of economic environment but euro zone under stress!

GROUP PERFORMANCE

The PALFINGER Group took advantage of the recovery of the economy in the first quarter 2010: In comparison with the falling sales figures recorded in 2009, the Company experienced a trend reversal. As compared to the fourth quarter 2009, the weakest in 2009, revenues went up by approximately 10 percent - still clearly below the comparative figure recorded in the first quarter 2009. The measures that were implemented in 2009 in order to cut costs and make the value-creation process more flexible continue to be significantly reflected in earnings, which are clearly now back in the positive.

At EUR 129.4 million, revenue is 7.8 percent lower than in the first quarter 2009, when revenue was EUR 140.4 million. Non-European regions, especially South America, have gained ground, which is in stark contrast to marked declines in sales figures recorded in Europe in 2009, in particular in cranes, access platforms, and hookloaders.

In the first three months of 2010, EBIT came to EUR 3.4 million as compared to EUR - 3.3 million in the first quarter 2009. This huge improvement, despite lower revenue figures, primarily reflects the success of the cost cuts that had previously been made. On this basis PALFINGER's consolidated net result turned positive again, amounting to EUR 0.8 million in the first quarter 2010.

A comparison with the previous quarter, the **fourth quarter** 2009, shows for the first time since 2008 a plus in revenue of 10.2 percent resulting from an upswing of the crane business in Europe in the first quarter 2010.

In the fourth quarter 2009, EBIT amounted to EUR 1.0 million. The increase of more than 200 percent recorded in the first quarter 2010 is primarily due to rising revenues.



Development of revenue and EBIT
(million EUR)
160
140
120
100
80
60
40
20
0
(20)
140.4
128.8
118.7
117.5
129.4
(3.3)
(2.6)
(0.2)
1.0
3.4
(2.4%)
(2.0%)
(0.2%)
0.9%
2.7%
16%
14%
12%
10%
8%
6%
4%
2%
0%
(2%)
(4%)
Q1 2009
Q2 2009
Q3 2009
Q4 2009
Q1 2010
Revenue
EBIT
EBIT margin (in percent)

Significant improvement over previous quarter – upward trend

In many European countries business performance had strengthened by the end of 2009, which was particularly evident in crane products and tail lifts, whereas business was still weak in Spain, Great Britain, Ireland, Greece, Portugal, as well as Eastern Europe – countries that were hit by the crisis very severely. The consistent de-stocking process carried out by dealers in 2008 and 2009 played a significant role in the immediate effect the improvement of the market situation had on order intake and thus on revenue recorded in the first quarter 2010.

Of the areas outside Europe, South America performed consistently well and was able to uphold revenues in comparison to the first quarter 2009. The strengthening of the Brazilian currency supported this trend. In North America, PALFINGER was able to benefit, among other things, from the acquisition of AWE and also recorded the same values as in 2009. Revenue in Asia was almost doubled, even though at a low level. The rising order intake recorded in the past few months was still not fully reflected in revenue in these areas, which means that earnings are very likely to pick up in the months to come.

At the end of March 2010 short-time work was prolonged at the Austrian sites for another six months, but the current rate of utilisation suggests that the total scope of working-time reduction agreed on will not have to be used up completely.

It seems that the purchase prices of material, especially steel, have bottomed out and will pick up again in the months to come due to price increases of ores and alloys as well as higher demand.


Development of revenue
(TEUR)
250,000
200,000
150,000
100,000
50,000
0
208,944
140,392
129,425
Q1 2008
Q1 2009
Q1 2010


Development of EBIT
(TEUR)
40,000
20,000
0
(20,000)
29,504
(3,309)
3,447
Q1 2008
Q1 2009
Q1 2010

Revenue still below Q1 2009,
earnings clearly positive

FINANCIAL POSITION, CASH FLOWS, AND RESULT OF OPERATIONS

At 48.0 percent (31 December 2009: 49.7 percent) the equity ratio was still at a high level at the end of the first quarter. Equity rose from EUR 292.3 million as of 31 December 2009 to EUR 295.2 million as of 31 March 2010 while total assets increased by EUR 27.1 million to EUR 615.0 million. The changes in equity were caused by the positive result after tax, the effects of the exchange rate changes at the Brazilian and North American companies, as well as the dividend share of the minority shareholder at EPSILON Kran GmbH. The increase in total assets reflects a slight recovery, which has resulted in a rise in inventories and accounts receivable as well as trade accounts payable. The first successes achieved with the CC-Top priority project were manifested in the decline of EUR 4.0 million in net working capital to EUR 128.9 million in the current financial year. Consequently, capital employed was once again lower as compared to 31 December 2009, amounting to EUR 441.6 million at the end of the quarter. Net debt came to EUR 146.5 million as of the end of the quarter (31 December 2009: EUR 151.9 million), which is EUR 38.0 million below the figure reported as of 31 March of the previous year. At 49.6 percent, for the first time since the end of 2008, the gearing ratio was below the 50-percent mark (31 December 2009: 52.0 percent).

The long-term orientation of the financing structure was continued. Although non-current financial debt declined to EUR 118.4 million because the Ratcliff investment financing in the amount of EUR 12.4 million, which will be due in February 2011, was reported, it still accounted for 80.8 percent of net debt. Thus, 93.7 percent of PALFINGER's entire capital employed has been secured for the longer term. Furthermore, the Company's targeted capital employed management is going to contribute to a further lowering of current financial net debt. In the first quarter 2010 cash flows from operating activities more than doubled as compared to the previous year and amounted to EUR 9.3 million (Jan–March 2009: EUR 4.3 million).

Revenues of EUR 129.4 million reflect the slump in the market as compared to the same quarter of the previous year (Jan–March 2009: EUR 140.4 million) but also a slight recovery as compared to the previous quarter (Oct–Dec 2009: EUR 117.5 million). EBIT in the amount of EUR 3.4 million (Jan–March 2009: EUR – 3.3 million) and the consolidated net result for the period of EUR 0.8 million (Jan–March 2009: EUR – 4.1 million) are an indication of the success of the cost-cutting measures taken. This development of earnings can be traced back primarily to the positive performance of the EUROPEAN UNITS segment, which posted segment earnings (before financial result, tax, and minority interests) of EUR 9.0 million as compared to EUR 0.8 million in the first quarter 2009. This corresponds to a margin of 9.1 percent.

OTHER EVENTS

After concluding the comprehensive programme to strengthen the structure of the Group's earnings and assets in 2009, it is now necessary to maintain, or even go beyond what PALFINGER has achieved. In its Group-wide follow-up project by the name of CC-Top (for: current capital) PALFINGER dedicated itself to placing a stronger focus in 2010 on process enhancements to reduce current capital employed – inventories, receivables, and trade payables. The capital released can be used for further investments, without actually augmenting PALFINGER's net debt.

Area North America strengthened through ETI

In North America the negotiations for the acquisition of a majority stakeholding in ETI (Equipment Technology, LLC) were brought to a successful conclusion at the end of March 2010. The US company headquartered in Oklahoma primarily produces and distributes access platforms. PALFINGER holds an 80-percent stake, and 20 percent remains with the previous majority owners, who will continue to run the company. With a staff of around 190, ETI generated revenues of approximately USD 45 million in 2009 making it one of the top players in the field of access platforms in the North American market. This is a major strategic step for PALFINGER. It enables the Group, which had not been present in the North American market with access platforms before, to enter this segment with local products. The strategic partnership opens up significant synergies with the existing US business of PALFINGER.

At the beginning of the year Tiffin Loader Crane, Co. and FTEC, Inc. were merged into Paltec Truck Equipment, Co, which was renamed Palfleet Truck Equipment, Co. in the first quarter 2010.

In order to support the economic development of the hookloader business in France, the Vincent Group – PALFINGER's longstanding partner on the French market – received a 20-percent interest in Guima Palfinger S.A.S. and representation in the company's management.

In India PALFINGER set up a separate company in 2009 to put in place adequate structures for a targeted market development. The minority interest in the sales cooperation venture Star Palfinger Equipment India Pvt. Ltd. was subsequently sold to the majority shareholder.

The Annual General Meeting (AGM) held on 31 March 2010 resolved not to distribute any dividend due to the earnings situation in the 2009 financial year. Peter Scharler resigned from the Supervisory Board as of the end of March. At the Annual General Meeting Hubert Palfinger jun. was re-elected and Wolfgang Anzengruber and Peter Pessenlehner elected to the Supervisory Board. The Supervisory Board is now again made up of six representatives elected by the AGM.

The interest in PALFINGER shares continues to be wide-spread. PALFINGER is on the one hand considered to be an early-cycle company and thus a trendsetter and, on the other hand, the Group's performance, in particular in comparison with its direct competitors, attracted increased attention. On 9 March 2010 PALFINGER was informed that Aviva plc and its subsidiary Delta Lloyd Asset Management NV have raised their interest to more than five percent. It was the audience's choice to vote the IR work of the Company the best in all of Austria. As of 31 March 2010 the price of the PALFINGER share was at EUR 16.81 as compared to EUR 15.81 at the beginning of the year, which is a plus of 6.3 percent and a doubling of the stock price in comparison to 31 March 2009. Effective as of 22 March 2010, PALFINGER stock was once again removed from the ATX lead index of the Vienna Stock Exchange due to low trading volumes.

PERFORMANCE BY SEGMENT

The new PALFINGER organisational structure was implemented as of the beginning of 2010. Having achieved the diversification aimed at – cranes currently contribute approximately 50 percent to revenues – PALFINGER will henceforth pay increased attention to **internationalis**ation in order to ensure a well-balanced diversification on a regional level as well in the long run. Increased independence of the European business units and the areas outside Europe has been introduced with the goal of helping the Group to be even better prepared to meet the requirements of the respective markets. The management and control structure was adjusted accordingly, which is also reflected in the segment reporting. Starting with this interim report, the figures will be broken down by the regional segments EUROPEAN UNITS and AREA UNITS as well as VENTURES. In order to make comparisons possible, the figures from the previous year were adjusted accordingly.

EUROPEAN UNITS

The EUROPEAN UNITS segment comprises the European business units Knuckle Boom Cranes, Timber and Recycling Cranes, Tail Lifts, Access Platforms, Hookloaders, Transportable Forklifts, Railway Systems, as well as the business unit Production and the distribution company in Germany.

In the first quarter 2010 the revenue generated by this segment amounted to EUR 98.8 million as compared to EUR 116.2 million in the same period of 2009, which corresponds to a decrease of 15.0 percent. As compared to the figure of EUR 92.0 million recorded in the fourth quarter 2009 revenues increased by 7.4 percent.

In 2009 the European business units were strongly affected by the difficult environment and posted enormous declines in the first half, with cranes, access platforms, and hookloaders being hit the hardest. This was the reason for the decrease in revenue as compared to the first quarter 2009. Performance of the Knuckle Boom Cranes, Tail Lifts, and Timber and Recycling Cranes units improved in the first quarter 2010, resulting in an increase in revenues as compared to the fourth quarter 2009. At EUR 9.0 million the segment result for the first quarter 2010 was clearly above the previous year's figure of

2009 package of measures -> significant increase in earnings

EUR 0.8 million. This increase was a result of the savings measures implemented in the crane and production units in 2009 on the one hand and the improved performance of Railway Systems, Tail Lifts, and Access Platforms, on the other. The distribution company in Germany also showed a positive performance.

Revenue generated by the Knuckle Boom Cranes unit was clearly below the figure recorded in the first quarter of the previous year. However, the bottoming-out in major sales markets in the second half 2009 resulted in an increase in order intake, which was also reflected in the development of revenues. The most successful sales markets in the first quarter 2010 included Germany, France, Austria, Belgium, and Sweden. The available capacities were used, among other things, to introduce additional models of the new crane series.

Thanks to the onset of recovery in the forestry industry, after a distinct decline in the course of 2009, revenues in the business unit Timber and Recycling Cranes were on the rise again. As the order situation improved increasingly, revenues of this profitable unit reached the previous year's level in the first quarter 2010.

In the Tail Lifts unit, earnings improved as compared to the first quarter 2009 in spite of the decline in revenue, which was due to the measures taken. In recent months, the performance of the market in Great Britain was particularly pleasing.

In the previous year the Access Platforms still profited from the orders on hand which stem from economically better times and were taken over in the course of the acquisition of WUMAG ELEVANT. Like in the previous quarters, the market continued to be weak in the first quarter 2010. The restructuring measures initiated in 2009 are at the implementation stage and are expected to continuously contribute to an improvement of earnings.

The Hookloaders unit continued to be marked by the currently weak recycling industry. The main market, France, faced a drop in revenues of nearly 40 percent as compared to the previous year. The operational management of this unit in France was reinforced by the participation of the Vincent Group, a long-standing partner and successful local player.

The Transportable Forklifts unit continued its success in the key-account business, in particular in Germany. All in all, earnings improved considerably. The pleasing development of the order situation in the first quarter 2010 indicates that a significant increase in output may be expected for this year.

The Railway Systems unit was still at full capacity utilisation and, like in the previous quarters, was among the most reliable contributors to revenues and earnings.

The Production unit profited from the consistent structural and cost-related measures taken in the previous year. Third-party manufacturing is being expanded continuously, and first successes have been achieved.

AREA UNITS

The AREA UNITS segment comprises the areas North America, South America, Asia and Pacific, India, CIS with their regional business units as well as the associated Russian distribution company, which was founded in 2009.

The areas outside Europe are still being developed, which was reinforced by the recent acquisitions in North America and the initiatives started in China, India, and Russia. As these areas are at the development stage and, in addition, the US market is still weak, this segment is posting a negative result. By integrating and/or further expanding its strategic initiatives, PALFINGER aims to enter the profit zone in the AREA UNITS on the basis of continuous growth.

In the first quarter 2010 revenue generated by this segment was EUR 30.6 million as compared to EUR 24.2 million in the same period of 2009, which corresponds to an increase of 26.7 percent. Consequently, the share of the areas outside Europe in the consolidated revenues increased from 17.2 percent in the first quarter 2009 to currently 23.6 percent, reflecting the consistent implementation of the internationalisation strategy. The improvement of revenue as compared to the fourth quarter 2009 by 20.2 percent was primarily due to the revenue in the areas North America and South America. Still, at EUR - 3.9 million the segment's result for the first quarter 2010 was below the previous year's figure of EUR - 2.7 million, which was primarily caused by the market development expenses for new regions and products in North and South America and the integration costs incurred in connection with the acquisitions in North America. However, due to the order intake recorded in the first quarter 2010 and the positive effects of the measures initiated earnings are expected to rise in the course of the year.

In the area North America the local product programme was completed with the acquisition of ETI. The initial consolidation of ETI as of the second quarter 2010 will contribute considerably to strengthening this area in terms of revenues and earnings. The local dealer structure was streamlined and realigned recently due to the merger of the former PALFINGER dealer in Tiffin with the dealer network acquired in the course of the takeover of Omaha Standard. In addition, PALFINGER presented its first service crane in the first quarter 2010, which meant another milestone in the development of the US market.

The area South America recorded an increase in demand for PALFINGER crane products and succeeded in putting the first EPSILON cranes on the market. The distribution structures in São Paulo are being increasingly expanded, and upfront investment costs will be inevitable. In the field of telescopic cranes, the current market situation has proved to be difficult.

In the Asia and Pacific area successes were recorded in particular in the field of market development for PALFINGER hookloaders. Crane sales in this region were stepped up as well.

In the area India intense work to set up a local assembly plant is underway, which is scheduled to start operations before the end of 2010.

The CIS area is profiting more and more from the local distribution organisation, which was implemented in 2009. In addition, the search for additional local partners was progressing well.

VENTURES

The VENTURES segment is still composed of all major strategic projects for the future pursued by the PALFINGER Group up to their operational maturity, with the costs of such projects being reported under this segment.

In the first months 2010 the Group-wide XXXX priority project for this year, CC-Top, was promoted on the one hand and numerous strategic projects, in particular for the areas outside Europe, were coordinated, on the other. The acquisition of the majority interest in ETI was a major success for the PALFINGER Group.

The projects included in the VENTURES segment do not generate revenues. In the first three months 2010 the segment's result amounted to EUR - 1.6 million as compared to EUR - 0.8 million in the first quarter 2009. The year-over-year increase in expenses reflects the fact that the PALFINGER Group consistently promotes its projects for the future.

Growth projects:
Internationalisation continued

OUTLOOK

After a difficult but very energetic year 2009, the PALFINGER Group started off into the first months 2010 from a stronger market position and with clearly positive momentum. Despite the prompt and target-oriented adjustment of its structures to the changed economic environment, PALFINGER unabatedly continued to pursue its activities on the market. This unbroken focus on development, marketing, sales, and services has been crucial in the success achieved.

With the acquisition of ETI, a manufacturer of access platforms in the US, PALFINGER has, for the time being, completed its strategic acquisition-driven growth in this market. The Group now has products at its disposal that meet the requirements of the market and operates a wide and regionally well-diversified network of dealers that serves as the foundation for further organic growth. The next steps in the Company's growth strategy are therefore going to be taken in other markets where PALFINGER only has a small presence so far but which promise a huge potential, such as Russia and India.

After demand stabilised in the second half 2009 at a low level, the order situation has improved most recently. Moreover, the expected introduction of the new European crane standard will have a substantial impact on the crane business of upcoming months. This standard will most likely prompt customers to move up many of their planned orders for cranes. PALFINGER therefore reckons with a comparatively strong second quarter 2010. As early as the third quarter, demand is, however, expected to level out at the current level, which only suggests a light upward trend.

PALFINGER is not yet in a position to make reliable forecasts for the entire 2010 financial year as markets are expected to be increasingly volatile. However, management expects revenues to pick up in almost all sectors. On this basis an organic growth of Group revenue in the amount of 10 to 15 percent is assumed.

Consolidated Balance Sheet

TEUR	Note	31 March 2010	31 Dec 2009	31 March 2009
Non-current assets				
Intangible assets*		75,258	74,013	72,441
Property, plant, and equipment*		191,214	191,977	199,852
Investment property		1,088	1,096	1,110
Investments in associated companies	1	16,488	15,726	14,246
Deferred tax assets*		26,298	25,535	20,695
Non-current financial assets		1,521	1,821	1,366
Other non-current assets		2,412	2,587	2,320
		314,279	312,755	312,030
Current assets				
Inventories*	2	153,761	148,705	182,369
Trade receivables	3	96,402	80,196	114,514
Other current assets*		10,396	12,117	15,429
Tax receivables		260	1,127	1,121
Cash and cash equivalents		39,930	33,073	8,465
		300,749	275,218	321,898
Total assets		615,028	587,973	633,928
Equity				
Share capital		35,730	35,730	35,730
Additional paid-in capital		30,374	30,363	30,177
Treasury stock		(1,509)	(1,509)	(1,730)
Retained earnings*	4	232,393	231,453	233,687
Revaluation reserve		0	0	0
Valuation reserves pursuant to IAS 39		(707)	(363)	99
Foreign currency translation reserve*		(4,189)	(7,287)	(10,042)
		292,092	288,387	287,921
Minority interests		3,066	3,890	3,179
		295,158	292,277	291,100
Non-current liabilities				
Non-current financial liabilities*		118,403	127,420	78,773
Non-current provisions*		22,319	21,965	23,541
Deferred tax liabilities*		12,188	11,370	11,730
Other non-current liabilities*		2,771	2,566	2,032
		155,681	163,321	116,076
Current liabilities				
Current financial liabilities		69,596	59,078	116,372
Current provisions		11,601	12,926	17,022
Tax liabilities		1,830	1,626	2,851
Trade payables and other current liabilities	5	81,162	58,745	90,507
		164,189	132,375	226,752
Total equity and liabilities		615,028	587,973	633,928

* In the course of the final purchase price allocation for the Omaha Standard Group, USA, adjustments with retrospective effect were made.

Consolidated Income Statement

TEUR	Note	Jan-March 2010	Jan-March 2009
Revenue		129,425	140,392
Changes in inventory		5,169	2,842
Own work capitalised	6	1,174	1,071
Other operating income		3,802	4,135
Materials and external services		(70,972)	(80,302)
Employee benefits expenses		(40,419)	(42,437)
Depreciation, amortisation, and impairment expenses*		(4,892)	(5,340)
Other operating expenses*		(19,840)	(23,670)
Earnings before interest and taxes – EBIT (before associated companies)		3,447	(3,309)
Income from associated companies		112	592
Interest income		104	156
Interest expenses		(2,553)	(2,633)
Exchange rate differences		1,246	422
Other financial result		(11)	0
Net financial result		(1,214)	(2,055)
Result before income tax		2,345	(4,772)
Income tax expense*		(1,144)	906
Result after income tax		1,201	(3,866)
attributable to			
shareholders of PALFINGER AG (consolidated net result for the period)		827	(4,133)
minority interests		374	267
EUR			
Earnings per share (undiluted and diluted)	4	0.02	(0.12)
Average number of outstanding shares		35,402,000	35,354,000

* In the course of the final purchase price allocation for the Omaha Standard, Group, USA, adjustments with retrospective effect were made.

Consolidated Statement of Comprehensive Income

TEUR	Jan-March 2010	Jan-March 2009
Result after income tax	1,201	(3,866)
Unrealised profits (+)/losses (-) from foreign currency translation*	3,098	2,062
Unrealised profits (+)/losses (-) from cash flow hedge		
Changes in unrealised profits (+)/losses (-)	(670)	(458)
Effective taxes thereon	151	0
Deferred taxes thereon	20	116
Realised profits (-)/losses (+)	207	753
Effective taxes thereon	(52)	(73)
Deferred taxes thereon	0	(115)
Other comprehensive income	2,754	2,285
Total comprehensive income	3,955	(1,581)
attributable to		
shareholders of PALFINGER AG	3,581	(1,848)
minority interests	374	267

* In the course of the final purchase price allocation for the Omaha Standard, Group, USA, adjustments with retrospective effect were made.

Consolidated Statement of Changes in Equity

TEUR	Note	Share capital	Additional paid-in capital	Treasury stock
At 1 Jan 2009		35,730	30,177	(1,730)
Total comprehensive income		0	0	0
Transactions with shareholders				
Dividends		0	0	0
Other changes		0	0	0
		0	0	0
At 31 March 2009		35,730	30,177	(1,730)
At 1 Jan 2010		35,730	30,363	(1,509)
Total comprehensive income		0	0	0
Transactions with shareholders				
Dividends	4	0	0	0
Other changes		0	11	0
		0	11	0
At 31 March 2010		35,730	30,374	(1,509)

* In the course of the final purchase price allocation for the Omaha Standard, Group, USA, adjustments with retrospective effect were made.

Retained earnings*	Revaluation reserve	Valuation reserves pursuant to IAS 39	Foreign currency translation reserve*	Total	Minority interests	Equity
Equity attributable to the shareholders of PALFINGER AG						
251,636	(112)	(124)	(12,104)	303,473	6,412	309,885
(4,133)	0	223	2,062	(1,848)	267	(1,581)
(13,788)	0	0	0	(13,788)	(3,500)	(17,288)
(28)	112	0	0	84	0	84
(13,816)	112	0	0	(13,704)	(3,500)	(17,204)
233,687	0	99	(10,042)	287,921	3,179	291,100
231,453	0	(363)	(7,287)	288,387	3,890	292,277
827	0	(344)	3,098	3,581	374	3,955
0	0	0	0	0	(1,085)	(1,085)
113	0	0	0	124	(113)	11
113	0	0	0	124	(1,198)	(1,074)
232,393	0	(707)	(4,189)	292,092	3,066	295,158

Consolidated Statement of Cash Flows

TEUR	Jan-March 2010	Jan-March 2009
Result before income tax	2,345	(4,772)
Cash flows from operating activities	9,275	4,276
Cash flows from investing activities	(2,639)	(6,094)
Cash flows from financing activities	18	1,052
Total cash flows	6,654	(766)

TEUR	2010	2009
Funds at 1 Jan	33,073	9,096
Effects of foreign exchange differences	203	135
Total cash flows	6,654	(766)
Funds at 31 March	39,930	8,465

Segment Reporting

	Revenue		EBIT (before associated companies)		Segment result	
TEUR	Jan-March 2010	Jan-March 2009	Jan-March 2010	Jan-March 2009	Jan-March 2010	Jan-March 2009
EUROPEAN UNITS	98,824	116,241	8,896	183	9,008	775
AREA UNITS	30,601	24,151	(3,865)	(2,726)	(3,865)	(2,726)
VENTURES	–	–	(1,584)	(766)	(1,584)	(766)
PALFINGER Group	129,425	140,392	3,447	(3,309)	3,559	(2,717)

Notes to the Interim Consolidated Financial Statements

GENERAL

PALFINGER AG is a public listed company headquartered in Salzburg, Austria, whose main business activity is the production and the sale of innovative lifting, loading, and handling solutions along the interfaces of the transport chain.

REPORTING BASES

In principle, the same accounting and valuation methods as used in the consolidated financial statements for the 2009 financial year were applied to these interim consolidated financial statements of PALFINGER AG and its subsidiaries as of 31 March 2010, which were prepared on the basis of IAS 34. The consolidated financial statements as of 31 December 2009 were prepared in line with the International Financial Reporting Standards (IFRS) valid at the reporting date and the relevant interpretations of the International Financial Reporting Interpretations Committee (IFRIC) to be applied within the European Union (EU). For further information on the individual accounting and valuation methods applied, reference is made to the consolidated financial statements of PALFINGER AG as of 31 December 2009.

The interim consolidated financial statements of PALFINGER AG were reviewed by the Group's auditor Ernst & Young Wirtschaftsprüfungsgesellschaft m.b.H., Salzburg, Austria.

CHANGES IN SEGMENT REPORTING

In the course of the adjustment of the Group's organisational structure, segment reporting was adjusted as well in line with the new management and control structures starting with 1 January 2010. The figures from the same period of the previous year were adjusted accordingly.

A major target of the adjustment of the organisational structure was to strengthen the independence of the areas and business units in order to be in a better position to satisfy the requirements of the respective markets with local products and products adjusted to local needs.

The entrepreneurial management of the European business will thus be carried out directly via the business units of the product groups and the business unit Production. At the same time the areas outside Europe – North America, South America, Asia, India, and CIS – are to be strengthened. Regarding the Group-wide corporate functions a distinction will be made between target functions and service functions.

CHANGES IN ACCOUNTING AND VALUATION METHODS

The following IFRS, whose application was mandatory for the first time in the 2010 financial year, resulted in changes in the interim consolidated financial statements of PALFINGER AG and/or clarifications of facts relevant for the Group.

The **Amendment to IAS 39 Financial Instruments: Recognition and Measurement – Eligible Hedged Items** specifies the application of the basic principles of hedge accounting in two particular situations – the designation of inflation risks in a financial hedged item and the designation of a one-sided risk in a hedged item. The first application of this amendment did not have any material impact on the Group's assets, finances, and earnings during this or previous reporting periods.

The first application of **IFRS 3 Business Combinations and IAS 27 Consolidated and Separate Financial Statements** in their revised versions did not have any material impact on the Group's assets, finances, and earnings during this or previous reporting periods as they refer exclusively to future acquisitions of companies on the one hand and as PALFINGER has already recognised acquisitions of minority interests in the balance sheet before on the other. The major change concerns the recognition of acquisitions of less than 100 percent of the shares in a company. The option to recognise the goodwill from an acquisition under the full goodwill method, i.e. including the amount of the share allocable to the minority shareholders, was introduced. In addition, acquisitions and/or partial sales of shares

without loss of control are to be reported in the balance sheet as transactions between shareholders. The full incidental acquisition costs are to be reported as expenses.

The amendments of the collective standard **Improvements to IFRS** in the course of the Annual Improvements Process Project 2009, which had to be applied to these interim consolidated financial statements for the first time, did not have any material impact on the Group's assets, finances, and earnings during this or previous reporting periods.

No material changes in accounting and valuation methods other than those mentioned herein were made.

ADJUSTMENTS MADE IN THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

In the course of the final purchase price allocation for the Omaha Standard Group, USA, in the fourth quarter 2009 the consolidated balance sheet as of 31 March 2009 was adjusted with retrospective effect as follows:

TEUR	31 March 2009	Adjustment	31 March 2009 adjusted
Non-current assets			
Intangible assets	67,258	5,183	72,441
Property, plant, and equipment	201,336	(1,484)	199,852
Deferred tax assets	21,913	(1,218)	20,695
Current assets			
Inventories	181,999	370	182,369
Other current assets	15,449	(20)	15,429
Equity			
Retained earnings	233,577	110	233,687
Foreign currency translation reserve	(9,965)	(77)	(10,042)
Non-current liabilities			
Non-current financial liabilities	78,837	(64)	78,773
Non-current provisions	23,524	17	23,541
Deferred tax liabilities	9,048	2,682	11,730
Other non-current liabilities	1,869	163	2,032

In the course of the final purchase price allocation for the Omaha Standard Group, USA, in the fourth quarter 2009 the consolidated income statement as of 31 March 2009 was adjusted with retrospective effect as follows:

TEUR	Jan-March 2009	Adjustment	Jan-March 2009 adjusted
Depreciation, amortisation, and impairment expenses	(5,164)	(176)	(5,340)
Other operating expenses	(23,745)	75	(23,670)
Income tax expense	830	76	906
Result after income tax	(3,841)	(25)	(3,866)
attributable to			
shareholders of PALFINGER AG (consolidated net result for the period)	(4,109)	(24)	(4,133)
minority interests	268	(1)	267

SCOPE OF CONSOLIDATION

The number of companies included in the interim consolidated financial statements has changed several times since the last balance sheet date due to reorganisations and disinvestments.

Fully consolidated companies

In order to simplify the Group's structure, FTEC, Inc., USA, and Tiffin Loader Crane, Co., USA, were merged into Paltec Truck Equipment, Co., USA, as the absorbing company with effect as of 1 January 2010. In the first quarter 2010 the company's name was changed to Palfleet Truck Equipment, Co.

With effect as of 22 February 2010, 20 percent of Guima Palfinger S.A.S., France, was transferred to Compagnie Generale Vincent, France, for a purchase price of EUR 1.00. In addition, Palfinger France S.A. was granted a purchase option for 100 percent in Guima France S.A.S., France. The exercise of this purchase option is conditional on a sustainable turnaround of the Guima Group. The purchase price will be based on the equity of Guima France S.A.S.

Companies consolidated using the equity method

With effect as of 15 February 2010 the distribution partnership with Mr Hameed Salahuddin and Western Auto L.L.C. was terminated and the 26-percent share in Star Palfinger Equipment India Pvt. Ltd., India, was transferred to Mr Hameed Salahuddin.

NOTES TO THE CONSOLIDATED BALANCE SHEET

1. INVESTMENTS IN ASSOCIATED COMPANIES

The changes in investments in associated companies are shown in the following table:

TEUR	2010	2009
At 1 Jan	15,726	13,633
Additions	368	2,996
Share in net result for the period	112	2,037
Dividends	0	(3,025)
Exchange rate differences	282	85
At 31 March/31 Dec	16,488	15,726

2. INVENTORIES

Inventories are broken down as follows:

TEUR	31 March 2010	31 Dec 2009
Materials and production supplies	53,352	60,101
Work in progress	45,766	43,005
Finished goods and goods for resale	54,184	44,899
Prepayments	459	700
Total	153,761	148,705

3. TRADE RECEIVABLES

Trade receivables include receivables from associated companies in the amount of TEUR 5,632 (31 December 2009: TEUR 4,894).

Based on experience, an allowance for doubtful debts was made in the amount of TEUR 6,595 (31 December 2009: TEUR 7,762) to take into account insolvency risks.

4. EQUITY

In the Annual General Meeting on 31 March 2010, it was resolved not to distribute any dividend (2009: EUR 0.39 per share or TEUR 13,788).

In the same Annual General Meeting it was resolved to grant 50,000 stock options to the Management Board member Christoph Kaml.

Each stock option may be exercised in exchange for one share at an exercise price of EUR 16.57. The stock options may be exercised (one half each) at two exercise dates. In order to be able to exercise stock options, the average ratio of earnings before taxes (EBT) to revenues as reported in the consolidated financial statements of PALFINGER AG must have been at least four percent (exercise date 1 in 2013) or five percent (exercise date 2 in 2015) for each of the three balance sheet dates preceding the date the option is exercised.

The maximum number of shares available for subscription is equivalent to the number of options issued. If the EBT ratio is less than four or five percent, no options may be exercised and there is no entitlement to subscription. If the EBT ratio is four or five percent, the entitled person enjoys the right to exercise 25 percent of his stock options at the relevant exercise date. If the EBT ratio exceeds four or five percent, the number of stock options to be exercised by a person at the relevant exercise date rises in linear progression up to an EBT ratio of nine or 11 percent.

The changes in shares outstanding are illustrated in the following:

Shares	2010	2009
At 1 Jan	35,402,000	35,354,000
Exercise of stock option	0	48,000
At 31 March/31 Dec	35,402,000	35,402,000

On the basis of the consolidated net result for the period in the amount of TEUR 827 (Jan-March 2009: TEUR - 4,133) undiluted earnings per share were EUR 0.02 (Jan-March 2009: EUR - 0.12). Due to the low dilutive effect of the stock option programme, diluted earnings per share were identical with undiluted earnings per share.

5. TRADE PAYABLES AND OTHER CURRENT LIABILITIES

Trade payables and other current liabilities are broken down as follows:

TEUR	31 March 2010	31 Dec 2009
Trade payables	49,328	35,162
Liabilities to associated companies	849	445
Prepaid orders	2,379	1,989
Liabilities on accepted bills of exchange	2	18
Liabilities to employees	14,880	10,473
Liabilities relating to social security and other taxes	8,928	7,018
Other liabilities	4,260	3,384
Deferred income	536	256
Total	81,162	58,745

TEUR 848 (31 December 2009: TEUR 337) of the liabilities due to associated companies in the amount of TEUR 849 (31 December 2009: TEUR 445) resulted from the provision of goods and services.

NOTES TO THE CONSOLIDATED INCOME STATEMENT

6. OWN WORK CAPITALISED

Own work capitalised resulted mainly from capitalised development expenditure from the knuckle boom crane, access platform, services, and railway divisions and local product developments in North America.

CONTINGENT ASSETS AND LIABILITIES

There were no contingent assets or liabilities as of 31 March 2010.

RELATED PARTIES

As regards business transactions with related parties, no substantial changes occurred in comparison to 31 December 2009. All transactions with related parties are carried out on generally acceptable market conditions. For further information on the individual business relations please see the consolidated financial statements of PALFINGER AG as of 31 December 2009.

STOCK OPTION PROGRAMME

At PALFINGER AG the following stock option programmes for members of the Management and Supervisory Boards are in place:

	Herbert Ortner		Christoph Kaml	
Number of stock options	40,000	40,000	25,000	25,000
Exercise price in EUR	10.12	10.12	16.57	16.57
Exercise period within 12 weeks after the Annual General Meeting	2012	2014	2013	2015
Fair value of option in EUR at valuation date*	2.58	2.56	4.73	5.77
Underlying volatility	50.0%	40.0%	45.0%	45.0%
Price in EUR at valuation date	9.29	9.29	16.81	16.81

* Valuation model used: Monte Carlo simulation

For detailed information on the stock option programmes please refer to Note (4) Equity and to the consolidated financial statements of PALFINGER AG as of 31 December 2009.

Changes in stock options are illustrated in the following table:

Number of stock options	2010	2009
At 1 Jan	250,000	12,000
Options granted	50,000	250,000
Options exercised	0	12,000
At 31 March/31 Dec	300,000	250,000

KEY EVENTS AFTER THE REPORTING DATE

On 9 April 2010 the acquisition of 80 percent in Equipment Technology, LLC, which had been agreed upon on 27 March 2010, was closed. The US company headquartered in Oklahoma primarily produces and distributes access platforms of up to 45 ft. (approx. 15 m) and employs a staff of around 190. Equipment Technology, LLC allows PALFINGER to realise its North America strategy of becoming a truly local player in another of the Group's strategic core business segments. The access platform business accounts for the majority of the revenues generated by the company, which also manufactures service cranes. The products are distributed via direct sales forces and supported by a nationwide network of independent service outlets and field service employees. In 2009 Equipment Technology, LLC generated revenues of approximately USD 45 million making it one of the top players in the field of access platforms in the North American market.

	Wolfgang Pilz		Martin Zehnder		Alexander Exner		Alexander Doujak	
	25,000	25,000	25,000	25,000	20,000	20,000	15,000	15,000
	10.12	10.12	10.12	10.12	10.12	10.12	10.12	10.12
	2012	2014	2012	2014	2012	2014	2012	2014
	2.58	2.56	2.58	2.56	2.58	2.56	2.58	2.56
	50.0%	40.0%	50.0%	40.0%	50.0%	40.0%	50.0%	40.0%
	9.29	9.29	9.29	9.29	9.29	9.29	9.29	9.29

Report on the Audit Review

INTRODUCTION

We have reviewed the accompanying interim consolidated financial statements of PALFINGER AG, Salzburg, Austria for the three-month period from 1 January 2010 to 31 March 2010. These interim consolidated financial statements comprise the consolidated balance sheet as of 31 March 2010, and the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows for the three-month period then ended, and a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation and fair presentation of this interim financial information in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU.

Our responsibility is to issue a conclusion on this interim financial information based on our review. Our responsibility and liability in connection with the review and with reference to sec. 275 para. 2 of the Business Code (UGB) towards the Company as well as third parties shall be limited with a total of EUR 12 million.

SCOPE OF THE AUDIT REVIEW

We conducted our review in accordance with the statutory provisions and professional principles applicable in Austria and in compliance with the International Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedure applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not give a true and fair view of the financial position of the Group at 31 March 2010, and of its financial performance and its cash flows for the three-month period then ended in accordance with the International Financial Reporting Standards (IFRS) as adopted by the EU.

REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS

We are required to perform review procedures whether the interim consolidated management report is consistent with the interim consolidated financial statements and whether the other disclosures made in the interim consolidated management report do not give rise to misconception of the position of the Group.

Based on our review, nothing has come to our attention that causes us to believe that the interim consolidated management report for the Group is not consistent with the interim consolidated financial statements.

Salzburg, 27 April 2010

ERNST & YOUNG
WIRTSCHAFTSPRÜFUNGSGESELLSCHAFT M.B.H.

ANNA FLOTZINGER m.p.
Chartered accountant

PPA CHRISTOPH FRÖHLICH m.p.
Chartered accountant

Shareholder Information

International Securities Identification Number (ISIN)	AT0000758305
Number of shares issued	35,730,000
thereof number of own shares	328,000
Price at 31 March 2010	EUR 16.81
Earnings per share (Q1 2010)	EUR 0.02
Market capitalisation as of 31 March 2010	TEUR 600,621

SHARE PRICE DEVELOPMENT


140%
120%
100%
80%
60%
4 Jan 2010
31 March 2010
30 Apr 2010
PALFINGER AG
ATX

INVESTOR RELATIONS

Hannes Roither	Daniela Werdecker
Phone +43 662 4684-2260	Phone +43 662 4684-2219
h.roither@palfinger.com	d.werdecker@palfinger.com

Fax +43 662 4684-2280
WWW.PALFINGER.COM

FINANCIAL CALENDAR

11 August 2010	Publication of results for the first half 2010
11 November 2010	Publication of results for the first three quarters 2010
23 February 2011	Balance sheet press conference
30 March 2011	Annual General Meeting
10 May 2011	Publication of results for the first quarter 2011
10 August 2011	Publication of results for the first half 2011
10 November 2011	Publication of results for the first three quarters 2011

Minimal arithmetical differences may arise from the application of commercial rounding to individual items and percentages in the interim report.

This report contains forward-looking statements on the basis of all information available at the date of the preparation of this report. Forward-looking statements are usually identified by the use of terminology such as "expect", "plan", "estimate", "believe", etc. Actual outcomes and results may be materially different from those predicted.

The English translation of the PALFINGER report is for convenience. Only the German text is binding.

Published on 11 May 2010.

www.palfinger.com
PALFINGER
PALFINGER AG
F.-W.-Scherer-Straße 24
A-5101 Bergheim-Salzburg/Austria
Tel. +43 (0)662 46 84-0, Fax +43 (0)662 45 00 84
E-mail: info@palfinger.com